U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 30, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

PERDIGAO S.A.

By: ____________________

Name: Wang Wei Chang

Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Annual Information Report (IAN) for the period ended December 31, 2001

Exhibit 1

Annual Information Report (IAN) for the period ended December 31, 2001

FEDERAL PUBLIC DEPARTMENT
Brazilian Securities Commission - "CVM"
Annual Information - IAN

Record Date: 12/31/2001

Registration with CVM does not imply any appraisal on the company, being the management responsible for the truthfulness over the information rendered.

01.01- IDENTIFICATION

1. CVM Code 01629-2	2. Company Name PERDIGÃO S.A.	3. General Taxpayers' Register CGC 01.838.723/0001-27
4. Commercial Name		
5. Previous Company Name PERDIGÃO HOLDING S.A.		
6. "NIRE"		

01.02.- HEAD OFFICES

1.- Full Address AV. ESCOLA POLITÉCNICA,760			2.- Neighborhood/district JAGUARÉ	
3.- ZIP Code 05350-901		4.- City SÃO PAULO	5.- State S.P.	
6.- Long distance call 5511	7.- Telephone 3718-5465	8.- Telephone 3718-5301	9.- Telephone 3718-5306	10.- Telex 83439
11.- Long distance call 5511	12.- Facsimile 3718-5297	13.- Facsimile 3714-4436	14.- Facsimile -	
15.-E-MAIL acoes@perdigao.com.br or perdigao@perdigao.com.br				

01.03- SHAREHOLDERS' DEPARTMENT

1.-Name BANCO ITAÚ S.A.				
2.- Charge UNIFIED ATTENDANCE SUPERINTENDENCE				
3. Full Address RUA BOA VISTA,185-6º ANDAR			4.- Neighborhood/District Downtown	
5.- ZIP Code 01014-001		6.- City SÃO PAULO	7.- State S.P.	
8.- Long distance call 5511	9.- Telephone 3247-5131	10. Telephone -	11. Telephone -	12. Telex
13.- Long distance call 5511	14. Facsimile 607-5734	15.- Facsimile -	16.- Facsimile -	
17.-E-MAIL claudio.ribeiro@itau.com.br				

OTHER PLACES FOR ATTENDANCE

18.- Item	19.- City	20.- State	21.L.dist. call	22.- Telephone	23.- Telephone
01	SÃO PAULO	SP	5511	3247-5308	-
02	RIO DE JANEIRO	RJ	5521	2508-8086	-
03	PORTO ALEGRE	RS	5551	3210-9150	-
04	BRASÍLIA	DF	5561	322-2075	-

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.04 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to the company)

1.-Name WANG WEI CHANG				
2.- Full Address AV. ESCOLA POLITÉCNICA,760				3.- Neighborhood/district JAGUARÉ
4.- ZIP Code 05350-901	5. – City SÃO PAULO			6.- State S.P.
7.- Long distance call 5511	8.- Telephone 3718-5421	9.- Telephone 3718-5312	10.- Telephone -	11.- Telex
12.- Long distance call 5511	13.- Facsimile 3714-4436	14.- Facsimile -	15.- Facsimile -	
16.-E-MAIL acoes@perdigao.com.br or perdigao@perdigao.com.br				

01.05 - REFERENCE/AUDITOR

1. Date of beginning of the last fiscal year 01/01/2001	2. Date of ending of the last fiscal year 12/31/2001
3. Date of beginning of the ongoing fiscal year 01/01/2002	4.Date of ending of the ongoing fiscal year 12/31/2002
5. Name/Auditor's Company Name ARTHUR ANDERSEN S/C	6. CVM Code 00283-6
5. Technical in Charge Name Michael John Morrell	8. Technical in Charge Company Taxpayers' Register 857.178.948-72

01.06- CHARACTERISTICS OF THE COMPANY

1. Stock Exchange where it has registration

[ ] BVBAAL	[ ] BVMESP	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	[X] NYSE

2. Trade market Stock Exchange
3. Type of situation Operating
4. Code of activity 1170000 - Participation & Management
5. Main Activity Holding Company

01.07 - SHAREHOLDER CONTROL

1. TYPE OF SHAREHOLDER CONTROL
National Holding

2. Securities issued by the company

X Shares	Redeemable shares	Debenture
Convertible debentures (shares)	Founders' shares	Subscription bonus

01.08- RELEASING OF DOCUMENTS

1. Notice to Shareholders on Financial Statements (FS) Availability	2. Minute of Ordinary General Meeting (OGM) approving FS 04/23/2002
3. Call of OGM for approval of FS 03/06/2002, 03/22/2002, 03/27/2002	4. Release Financial Statements 03/07/2002

01.09- NEWSPAPERS RELEASING COMPANY'S INFORMATION:

1. item	2. Newspaper	3.State
01	GAZETA MERCANTIL DE SÃO PAULO	SP
02	DIARIO OFICIAL DO EST. S. PAULO	SP

01.10- INVESTOR RELATIONS DIRECTOR

1.Date 05/22/2002	2. Signature

01.01 - IDENTIFICATION

1. CVM Code	2. Company name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01- CURRENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

1.Item	2. Officer name	3.Taxpayers' Individual Register/ CPF	4. Date of Election	5. Term of mandate	6. Manager code - type*	7. Position
01	EGGON JOÃO DA SILVA	009.955.179-91	04/24/2001	AGO 2003	2	Chairman of the Board
02	LUIZ ANTONIO C. N. VIANA DE OLIVEIRA	090.709.317-53	04/24/2001	AGO 2003	2	Vice-Chairman of the Board
03	ANTONIO CARLOS VALENTE DA SILVA	371.560.557-04	04/23/2002	AGO 2003	2	Member of the Board
04	CARLOS EDUARDO DA SILVA BESSA	054.433.427-20	04/24/2001	AGO 2003	2	Member of the Board
05	SEBASTIÃO JOSÉ MARTINS SOARES	008.240.467-49	04/24/2001	AGO 2003	2	Member of the Board
06	BIRAMAR NUNES DE LIMA	056.234.131-53	04/24/2001	AGO 2003	2	Member of the Board
07	PEDRO AUGUSTO NARDELLI PINTO	028.921.461-00	04/24/2001	AGO 2003	2	Member of the Board
08	LUCIANO CARVALHO VENTURA	018.153.854-72	04/23/2002	AGO 2003	2	Member of the Audit Committee
09	GERD EDGAR BAUMER	005.721.609-68	04/23/2002	AGO 2003	2	Member of the Audit Committee
10	HILDA TURNES PINHEIRO	359.779.900-06	04/23/2002	AGO 2003	2	Member of the Audit Committee
11	LUIZ CARLOS JUNQUEIRA FERREIRA	037.718.067-04	04/23/2002	AGO 2003	2	Member of the Audit Committee
12	JOSÉ IGNÁCIO ORTUONDO GARCIA	182.536.017-00	04/23/2002	AGO 2003	2	Member of the Audit Committee
13	NILDEMAR SECCHES	589.461.528-34	05/15/2001	05/15/2003	1	Chief Executive Officer
14	JOÃO ROZÁRIO DA SILVA	025.747.138-34	05/15/2001	05/15/2003	1	Chief Sales Officer
15	WANG WEI CHANG	534.698.608-15	05/15/2001	05/15/2003	1	Chief Financial Officer
16	NELSON VAS HACKLAUER	522.156.958-20	05/15/2001	05/15/2003	1	Business Development Director
17	PAULO ERNANI DE OLIVEIRA	132.104.160-87	05/15/2001	05/15/2003	1	Supply Director

*Code: 1. Belongs to the Management only

2. Belongs to the Board of Directors only

3. Belongs to the Management and Board of Directors

01.01 - IDENTIFICATION

1. CVM Code	2. Company name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02 – Professional Experience and Academic Background of Each Counselor and Director

EGGON JOÃO DA SILVA – Chairman of the Board of Directors of Perdigão Companies. Founder and Chairman of the Board of Directors of Weg S.A., in Jaraguá do Sul-SC. Former Chief Executive Officer of Perdigão Companies from 10/93 to 01/95. Vice-Chairman of the Board of Directors of Oxford S.A., São Bento do Sul - SC, and Member of the Board of Directors of Tigre Participações S.A. and Tigre Tubos e Conexões S.A., Joinville-SC, of Marisol S.A. Ind. Vestuário, Jaraguá do Sul-SC, and of Champion Papel e Celulose, Mogi das Cruzes-SP. Birth Date: 10/17/29.

LUIZ ANTONIO C. N. VIANA DE OLIVEIRA – Engineer – Vice-Chairman of the Board of Directors of Perdigão Companies representing Petros-Fundação Petrobrás de Seguridade Social. He is Chief Executive Officer of Petrobrás Distribuidora and former executive of Pão-de-Açúcar (CBD Group) from 1991 to 1999. Birth Date: 04/29/47.

ANTONIO CARLOS VALENTE DA SILVA – Engineer – Member of Board of Directors of Perdigão Companies, representing Sistel – Fundação Telebrás de Seguridade Social. He is a Member of the Board of Directors of ANATEL – National Agency of Telecommunications. Birth Date: 06/07/52.

CARLOS EDUARDO DA SILVA BESSA – Engineer – Member of Board of Directors of Perdigão Companies, representing Real Grandeza Fundação de Assistência e Previdência Social. Superintendent of Real Grandeza Fundação de Assistência Previdência Social. Birth Date: 05/22/43

SEBASTIÃO JOSÉ MARTINS SOARES – Engineer – Member of the Board of Directors of Perdigão Companies, representing Fundação de Assistência Previdência Social of BNDES-FAPES. Former superintendent of Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Director of Desenvolvimento Consultoria e Planejamento Ltda. Birth Date: 01/20/37.

BIRAMAR NUNES DE LIMA – Lawyer –Member of the Board of Directors of Perdigão Companies, representing Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. Executive Superintendent of Strategic Unit of Rural and Agribusiness, he has been working in Banco do Brasil since 1971. Birth Date: 02/04/51.

PEDRO AUGUSTO NARDELLI PINTO – Business Administrator– Social Security Director of Fundação de Seguridade Social – SISTEL and Member of the Board of Directors of Perdigão Companies, representing SISTEL – Fundação de Seguridade Social . Birth Date: 11/20/48.

LUCIANO CARVALHO VENTURA – Economist – Member of the Audit Committee of Perdigão Companies, representing the preferred shareholders. Member of the Audit Committee of Randon Participações S.A. and Member of the Board of Directors of Santher and Tavares de Melo Group. Master in Business Administration. Birth Date: 03/01/47

GERD EDGAR BAUMER – Business Administrator – Former employee of Banco do Brasil S.A., he has been working for Weg S.A.since 1974, currently as Vice-Chairman of its Board of Directors; Member of the Audit Committee of Perdigão Companies, representing the minority shareholders. Birth Date: 10/05/34.

HILDA TURNES PINHEIRO – Lawyer - Member of the Audit Committee of Perdigão Companies. Liquidator of PREVI/BANERJ. Birth Date: 11/24/61.

LUIZ CARLOS JUNQUEIRA FERREIRA – Business Administrator – Member of the Audit Committee of Perdigão Companies, representing the controlling shareholders. Member of the Audit Committee of Paranapanema and of Telet, he worked at Embratel and currently is Security Director of Fundação Embratel de Seguridade Social – TELOS. MBA in Finance and Master in System Engineering. Birth Date: 04/22/45.

JOSÉ IGNÁCIO ORTUONDO GARCIA – Accountant – Member of the Audit Committee of Perdigão Companies, representing the majority shareholders, appointed by VALIA – Fundação Vale do Rio Doce de Seguridade Social. Birth Date: 06/16/48.

NILDEMAR SECCHES – Mechanical Engineer – Postgraduate in Finance and Doctorate in Economics – Chief Executive Officer of Perdigão Companies. Member of the Board Directors of Deutshe Bank and Weg S.A. Former director of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, and Corporate General Director of Iochpe-Maxion Group. Works at Fundação Valia. Birth Date: 11/24/48.

JOÃO ROZÁRIO DA SILVA – Economist – Chief Sales Officer of Perdigão Companies. Former Commercial Director of Cica S.A., Bombril S.A. and Orniex S.A. Birth Date: 11/19/41.

WANG WEI CHANG – Electronic Engineer – Master in Industrial Engineering, Chief Financial Officer of Perdigão Companies. Member of the Board of Abrasca. Former Controller Director of Banco Chase Manhattan S.A. in Brazil and Financial Director of The Chase Manhattan Bank N.A., in Santiago – Chile. Birth Date: 01/16/47.

NELSON VAS HACKLAUER – Business Administrator – Business Development Director of Perdigão Companies. Former Chief Financial Officer of Perdigão Companies and Administrative and Financial Director of Perdigão Alimentos S.A. and Perdigão Amazônia S.A. Birth Date: 06/27/51.

PAULO ERNANI DE OLIVEIRA – Agronomic Engineer – Supply Director of Perdigão Companies. Former Supply Director of Perdigão Agroindustrial S.A. and Supply Director of Seara Industrial S.A. Birth Date: 08/01/49.

01.01- IDENTIFICATION
01.02-

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1. Record Event	2. Date of the Event	3. Individuals and corporations	4.Institutional Investors	5. Shareholders Agreement	6. Voting Preferred shares
E/OGM	04/23/2002	8,473	282	YES	NO
7. Voting Preferred Shares	8. Date of last shareholders agreement : 10/25/1994				

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1. Item	2. Company Name						3. Company Taxpayers' Register	4 Nationality.	5. State
6. Common shares (thousand)	7. %	8. Preferred Shares (thousand)	9.%	10. Total of Shares (thousand)	11. %	12. Comp social capital	13. Interest in Shareholders Agreement	14. Controller	
01	PREVI-CAIXA DE PREV FUN DO BCO DO BRASIL						33.754.482-0001/24	BRAZILIAN	RJ
2,865,317	18.52	3,972,428	13.61	6,837,745	15.31		YES	YES	
02	FUND. PETROBRÁS SEG. SOCIAL – PETROS						34.053.942-0001/50	BRAZILIAN	RJ
2,255,562	14.58	1,905,261	6.53	4,160,823	9.32		YES	YES	
03	FUND. TELEBRÁS SEG. SOCIAL – SISTEL						00.493.916-0001/20	BRAZILIAN	DF
2,766,917	17.88	144,889	0.50	2,911,806	6.52		YES	YES	
04	FUND. ASSIST. PREV. SOCIAL DO BNDES						00.397.695-0002/78	BRAZILIAN	RJ
1,888,101	12.20	2,363,061	8.10	4,251,162	9.52		YES	YES	
05	WEG S.A.						80.709.215-0001/15	BRAZILIAN	SC
1,566,862	10.13	1,768,172	6.06	3,335,034	7.47		NO	YES	

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1.Record Event	2. Date of Event	3. Individuals and Corporations	4. Institutional Investors	5. Shareholders Agreement	6. Preferred Shares with voting rights
E/OGM	04/23/2002	8,473	282	YES	NO
7. Voting Preferred Shares					

03.02- SHAREHOLDING POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1.Item	2. Company Name						3. CPF/CGC	4. Nationality	5. St
6. Common Shares (thousand)	7.%	8. Preferred Shares (thousand)	9.%	10. Total of Shares (thousand)	11.%	12. Comp Stock capital	13. Interest in Shareholders Agreement	14. Controller	
06	REAL GRANDEZA FUND. DE PREVIDENCIA						34.269.803-0001/68	BRAZILIAN	RJ
1,579,469	10.21	0	0.00	1,579,469	3.54		YES	YES	
07	VALIA – FUND. VALE DO RIO DOCE						42.271.429-0001/63	BRAZILIAN	RJ
303,609	1.96	1,544,786	5.29	1,848,395	4.14		YES	YES	
08	BRADESCO VIDA E PREVIDÊNCIA S.A.						51.990.695-0001/37	BRAZILIAN	SP
1,156,411	7.47	598,700	2.05	1,755,111	3.93		NO	NO	
09	PREVI – BANERJ						34.054.320-0001/46	BRAZILIAN	RJ
514,805	3.33	151,060	0.52	665,865	1.49		YES	YES	
10	TELOS – FUND. EMBRATEL SEG. SOCIAL						42.465.310-0001/21	BRAZILIAN	RJ
165,537	1.07	510,120	1.75	675,657	1.51		YES	YES	
97	TREASURY STOCKS								
7,900	0.05	135,595	0.46	143,495	0.32				

IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1.Record Event	2. Date of Event	3. Individuals and Corporations	4. Institutional Investors	5. Shareholders Agreement	6. Preferred Shares with voting rights
E/OGM	04/23/2002	8,473	282	YES	NO
7. Voting Preferred Shares					

03.02- SHAREHOLDING POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

98	OTHERS							
401,467	2.60	16,086,355	55.13	16,487,822	36.93			

99	TOTAL							
15,471,957	100.00	29,180,427	100.00	44,652,384	100.00			

01.01 - IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.01 - SOCIAL CAPITAL COMPOSITION
1.- Date of Last Change: 04/23/2002

2. Item	3. Types of Shares	4. Nominative or Registered	5. Par value (Reais)	6. Qty. Shares (thousand)	7. Subscribed (thousand Reais)	8.Paid-in (Reais – thousand)
01	Common	Nominative		15,471,957	169,784	169,784
02	Preferred	Nominative		29,180,427	320,216	320,216
03	Preferred Class A			0	0	0
04	Preferred Class B			0	0	0
05	Preferred Class C			0	0	0
06	Preferred Class D			0	0	0
07	Preferred Class E			0	0	0
08	Preferred Class F			0	0	0
09	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Pref. other classes			0	0	0
99	TOTAL			44,652,384	490,000	490,000

01.01- IDENTIFICATION

1. CVM Code	2.Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.02- SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE LAST THREE YEARS

1.Item	2. Date of Change	3. Capital Stock Value (Thousand Reais)	4. Amount Changed (Thousand Reais)	5. Source of Change	6. Qty. of issued shares (Thousand)	7. Share price at the issuance (Reais)
01	06/27/1997	415,433	415,424	Company Merger	223,251,081	0.000000000
02	06/20/2000	415,433	0	Reverse Stock Split – 5000/1	0	0.000000000
03	04/23/2002	490,000	74,567	Reserves Merger	0	0.000000000

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.04- AUTHORIZED CAPITAL STOCK

1. Quantity (Thousand)	2. Value (Thousand Reais)	3. Authorization Date
60,000,000	0	06/20/2002

04.05- COMPOSITION OF AUTHORIZED CAPITAL

1. Item	2. Type	3. Class	4. Quantity of Authorized Shares for Issuance
01	Common		20,040,000
02	Preferred		39,960,000

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.01 –TREASURY SHARES

1 - ITEM	2 – TYPE OF SHARES	3 - CLASS	4 – DATE OF MEETING	5 – PURCHASE TIME	6 – QUANTITY TO BE PURCHASED (Thousands)	7 –AMOUNT TO BE SPENT (Thousands of Reais)	8 – QUANTITY ALREADY PURCHASED (thousands)	9 – AMOUNT ALREADY SPENT (Thousands of Reais)
01	COMMON		02/24/1999	3 MONTHS	7,900	0	7,900	38
02	PREFERRED		02/24/1999	3 MONTHS	135,595	0	135,595	779

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.01- EARNINGS PAID IN THE LAST THREE YEARS

1. Item	2. Earnings	3. Approval of payment Event	4. Date of payment approval	5. Ending of fiscal year	6. Net profit or loss in the period (thousand reais)	7. Earning per share	8. Type of shares	9. Class of shares	10. Amount of Earnings (thousand reais)	11. Date of initial payment
01	Interest on Capital	Board Meeting	06/23/1999	12/31/1999	47,162	0,0000338400	Common		7,531	08/31/1999
02	Interest on Capital	Board Meeting	06/23/1999	12/31/1999	47,162	0,0000338400	Preferred		7,531	08/31/1999
03	Interest on Capital	Board Meeting	12/22/1999	12/31/1999	47,162	0,0000250620	Common		5,578	02/29/2000
04	Interest on Capital	Board Meeting	12/22/1999	12/31/1999	47,162	0,0000250620	Preferred		5,578	02/29/2000
05	Interest on Capital	Board Meeting	02/23/2000	12/31/2000	45,389	0,0000028830	Common		642	02/29/2000
06	Interest on Capital	Board Meeting	02/23/2000	12/31/2000	45,389	0,0000028830	Preferred		642	02/29/2000
07	Interest on Capital	Board Meeting	07/05/2000	06/30/2000	11,252	0,0752700000	Common		3,350	08/28/2000
08	Interest on Capital	Board Meeting	07/05/2000	06/30/2000	11,252	0,0752700000	Preferred		3,350	08/28/2000
09	Interest on Capital	Board Meeting	12/06/2000	12/31/2000	45,389	0,2280400000	Common		10,150	02/28/2001
10	Interest on Capital	Board Meeting	12/06/2000	12/31/2000	45,389	0,2280400000	Preferred		10,150	02/28/2001
11	Interest on Capital	Board Meeting	06/08/2001	06/30/2001	53,114	0,3033100000	Common		13,500	08/31/2001
12	Interest on Capital	Board Meeting	06/08/2001	06/30/2001	53,114	0,3033100000	Preferred		13,500	08/31/2001
13	Interest on Capital	Board Meeting	09/03/2001	12/31/2001	168,247	0,2961200000	Common		13,180	02/28/2002
14	Interest on Capital	Board Meeting	09/03/2001	12/31/2001	168,247	0,2961200000	Preferred		13,180	02/28/2002
15	Interest on Capital	Board Meeting	12/05/2001	12/31/2001	168,247	0,4790050000	Common		21,320	02/28/2002
16	Interest on Capital	Board Meeting	12/05/2001	12/31/2001	168,247	0,4790050000	Preferred		21,320	02/28/2002
17	Dividends	Board Meeting	02/08/2002	12/31/2001	168,247	0,0555830000	Common		2,474	02/28/2002
18	Dividends	Board Meeting	02/08/2002	12/31/2001	168,247	0,0555830000	Preferred		2,474	02/28/2002
19	Interest on Capital	Board Meeting	03/22/2002	06/30/2002	0	0,1213200000	Common		5,400	08/30/2002
20	Interest on Capital	Board Meeting	03/22/2002	06/30/2002	0	0,1213200000	Preferred		5,400	08/30/2002

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.03- STATUTORY APPROPRIATION OF CAPITAL STOCK

1. Item	2. Type of share	3. Class of share	4. % Capital stock	5. % Fixed dividend type	6. % minimum dividend type	7. % accrued dividend type	8. Calculating basis	9.Previewed reim-bursement of capital	10. Premium	11. Right to vote
01	Preferred		100.00	0.01	0.01	0.00	Based on profit	YES	NO	NO

06.04.- STATUTORY CHANGE

1. Date of last change in By-laws	2. Mandatory dividend (% on profit)
04/23/2002	25.00

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.01- Management Compensation and Profit Sharing

1. Management Profit Sharing	2. Management Compensation (Thousand reais)	3. Periodicity
YES	125	Monthly

07.02- INTEREST AND CONTRIBUTION IN THE LAST THREE YEARS

1. Final Date of last fiscal year: 12/31/2001
2. Final Date of penultimate fiscal year: 12/31/2000
3. Final Date of prior penultimate fiscal year: 12/31/1999

4. Item	5. Descriptions of Interests and Contributions	6. Value of last fiscal year (Thousand reais)	7. Value of penultimate fiscal year (Thousand reais)	8. Value of prior penultimate fiscal year (Thousand reais)
01	Debenture Hoders'	0	0	0
02	Employees' Interests	10,838	0	0
03	Management Interests	2,810	850	900
04	Beneficiancy Parties'Interests	0	0	0
05	Assistance Fund Contributions	0	0	0
06	Pension Fund Contributions	0	0	0
07	Other Contributions	0	0	0
08	Net Profit for the fiscal year	168,247	45,389	47,162
09	Net Loss for the fiscal year	0	0	0

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.03- INTERESTS IN SUBSIDIARIES AND/OR ASSOCIATED

1. Item	2. Subsidiary/Associated Name	3. CGC	4. Classification	5. % Interest in the capital of invested company	6. % Shareholders' Equity of investing company
7. Type of company					
01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private controlled	100.00	98.05
Commercial Industrial Company and others					
02	PERDIGÃO OVERSEAS S.A.	../..	Private controlled	100.00	1.99
Commercial Industrial Company and others					
03	PERDIGÃO EXPORT LTDA.	../..	Private controlled	100.00	0.00
Commercial Industrial and others					

01.01- IDENTIFICATION

1. CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01 – The Company in Brief

Perdigão S.A. Comércio e Indústria was founded by the families Ponzoni and Brandalise, at first as limited liability company named "Ponzoni, Brandalise e Cia.", having as objective the commercial activity as a whole.

On 11/23/45, it changed its name to "Ponzoni, Brandalise S.A. Com. e Ind.". On 04/26/58, the company became "Perdigão S.A. Comércio e Indústria".

With the business beginning in as from 1940, the Company started developing its industrial, farming and cattle raising and service activities. On 07/01/83, as a result of a legal and organizational restructuring process, it leased its subsidiaries and all its industrial and commercial facilities, from then on operating as Holding, having transferred such facilities to its subsidiaries.

On 02/13/86, subsequent to its capitalization program, as concerns the demobilization, the Company disposed its ownership in the subsidiary "Perdigão Couros S.A."

On 09/23/94, according to the Notice published in the newspapers, the shareholders ownership was sold to an investors group, representing 80.68% of the voting capital, 65.54% of the nonvoting capital and 70.66% of the whole capital.

On 09/29/95, Perdigão S.A. Comércio e Indústria merged the shares of the minority shareholders of Perdigão Agroindustrial S.A. and Perdigão Alimentos S.A., which became wholly-owned subsidiaries of the holding company Perdigão S. A. In consequence, Perdigão S.A. became the single publicly traded company of the Perdigão Companies with shares traded in Stock Exchange.

On 06/27/97, the shares owned by the shareholders of Perdigão S.A. Comércio e Indústria were merged by Perdigão S.A., which became the holding, in the proportion of one share to each owned share of same class.

On the same date, Perdigão S.A. Comércio e Indústria merged Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., changing its name to Perdigão Agroindustrial S.A., the present operating company.

On 10/20/2000 Perdigão was listed at New York Stock Exchanges –NYSE, with American Depositary Receipts – ADRs Level II.

On 06/20/2001 Perdigão obtained Level I of Corporate Governance in Bovespa – São Paulo Stock Exchanges.

09.02 – Operating Sector Characteristics

The strategy defined by the Company in 1995 - expansion at a minimum of 10% per year has been successfully attained, thus assuring our capacity for sustained growth and the addition of value to investments and the brand name.

Year 2001 was marked by facts that favored meat exports, especially to the European market. Other factors could have impacted the Company's performance had we not demonstrated agility and vision.

In the export market, the competitiveness searched along the years, together with the exchange devaluation and turmoil experienced by European producers, allowed Perdigão to leverage the value of exports by 102%, and to grow shipments of 339,000 tons of products by 39%.

In the domestic market, we faced problems created by the energy crisis, which nevertheless provided an opportunity for Perdigão to increase the sales of higher added value products by 18%, and volumes by 15% for the year, by supplying our clients more often. The significant sales of products tailored for the year-end season was another important factor contributing to our excellent performance.

R$ million

HIGHLIGHTS	4Q01	4Q00	% Ch.	2001	2000	% Ch.
Gross Sales	876.5	630.6	39.0	2,789.4	2,066.4	35.0
Exports	320.8	152.7	110.1	1,034.8	512.4	102.0
Gross Profit	260.4	146.7	77.5	800.2	427.7	87.1
Net Income	77.0	25.5	201.9	168.2	45.4	270.7
EBITDA	135.6	66.0	105.4	421.3	160.2	162.9
Meats *(thousand tons)*	239.3	193.8	23.5	799.1	687.2	16.3

OPERATING PERFORMANCE

Production	4Q01	4Q00	% Ch.	2001	2000	% Ch.
Poultry slaughter (million heads)	93.2	78.8	18.3	358.6	310.9	15.4
Hog slaughter (thousand heads)	680.2	535.5	27.0	2,479.5	1,953.1	27.0
Poultry meats (thousand tons)	121.5	98.0	24.0	450.6	387.3	16.3
Pork/Beef (thousand tons)	102.9	83.3	23.6	365.7	297.0	23.1
Other processed products (thousand tons)	3.2	2.5	25.0	11.7	8.1	45.1
Feed and Premix (thousand tons)	561.1	452.0	24.2	2,096.8	1,764.7	18.8
One-day chicks (million units)	96.6	84.7	14.0	376.7	323.8	16.3
Soybean crushing (thousand tons)	139.3	135.7	2.7	522.5	524.3	(0.3)
Refined oil (thousand tons)	23.5	20.4	15.0	85.0	80.7	5.2
Degummed oil (thousand tons)	25.7	24.6	4.4	96.3	94.9	1.5

Representing 10% of the Company's total capacity, the Rio Verde plant in Goiás state was responsible for our growth during the year. This production facility already has reached 30% of a total capacity of 260,000 tons of meats forecast for 2003, when the plant will operate at full capacity.

Domestic Market

Perdigão posted revenues 13% ahead of the prior year and 16% ahead of the previous fourth quarter, with volumes 4% higher in the meat segment for the year and 7% higher for the quarter. Sales priority was given to higher added value products, defined as one of the main strategic points, representing 83.1% of volumes and 86.7% of meat sales in the domestic market. Sales of in natura meat products dropped due to the redirection of higher volumes to the export market. Other processed products, including frozen vegetables, pizzas, pastas, cheese bread and beans, grew 26% in volumes, and 33.6% in sales.

These increases are based on marketing efforts to offer consumers different options and to reach the food service and retail markets. Product launches during 2001 totaled 24 new products with the Perdigão brand, in lines: Toque de Sabor, Apreciatta, Chester®, Turma da Mônica and others, of frozen and specialty meats. The Light & Elegant line, with turkey based low calorie products, was the highlight. Under the Batavo brand, we put 11 more new products, including La Gôndola Pizzas.

Other great advantage of the Company is due to our logistical structure, which has been updated and improved over the years, providing agility and surpassing even outside factors, such as the energy crisis.

This performance may be measured by the market share:

MARKET SHARE (%)


40
30
20
10
0
16.4
16.4
18.4
19.3
21.7
22.8
24.4
24.4
8.8
10.1
15.1
25.5
30.3
31.1
31.2
31.0
0.0
15.8
31.9
32.0
33,0
30,5
25,3
94
95
96
97
98
99
2000
2001
Last two months 2001
SPECIALTY MEATS
FROZEN MEATS
READY-TO-EAT PASTA

Average prices, in this market, suffered increase of approximately 7% in meats, in the year, and 6% in the last quarter of the year, leveraged by improvement in *mix*.

Domestic Market	Sales (R$ million)					
	4Q01	4Q00	% Ch.	2001	2000	% Ch.
. In-Natura	46.1	57.2	(19.4)	188.3	217.1	(13.3)
. Poultry	37.5	47.1	(20.4)	147.6	174.3	(15.3)
. Pork/Beef	8.6	10.1	(14.5)	40.7	42.9	(5.0)
.Elaborated/Processed	412.6	345.6	19.4	1,226.0	1,046.9	17.1
Total meats	458.7	402.8	13.9	1,414.3	1,264.1	11.9
. Soybean	52.0	41.3	25.7	179.1	162.9	10.0
. Other processed	24.4	21.7	12.7	98.9	74.1	33.6
. Others	20.6	12.1	70.8	62.3	53.0	17.4
Total	555.7	477.8	16.3	1,754.6	1,554.0	12.9
.Total Elabor./Processed	437.0	367.3	19.0	1,324.9	1,121.0	18.2

	Tons (thousand)					
	4Q01	4Q00	% Ch.	2001	2000	% Ch.
. In-Natura	17.3	23.9	(27.4)	77.7	107.9	(28.0)
. Poultry	13.6	19.9	(31.6)	60.2	90.6	(33.5)
. Pork/Beef	3.7	4.0	(6.6)	17.5	17.4	0.9
.Elaborated/Processed	120.1	105.1	14.3	382.6	334.8	14.3
Total meats	137.5	129.0	6.6	460.3	442.7	4.0
. Soybean	55.7	64.9	(14.2)	222.6	261.0	(14.7)
. Other processed	4.4	4.1	5.2	18.5	14.7	26.0
Total	197.5	198.0	(0.3)	701.4	718.5	(2.4)
.Total Elabor./Processed	124.5	109.2	14.0	401.1	349.5	14.8

Perdigão received the award "Destaque Marketing 2001" for "Chester® - Considered as Ideal Poultry". The product prize was given by ABMN – Brazilian Association of Marketing and Business.

Exports

Export revenue growth of 102% and volume growth of 39% were due to an opportunity created by the effects of BSE ("mad cow") and foot-and-mouth disease in Europe. It also reflected market gains by Perdigão in European, Asian and Middle-Eastern countries, and was based on competitiveness, lower production costs, technology innovation, and quality in processes and products. Another factor involved the trace ability of slaughtered animals, which is one more factor that guarantees our products.

The impressive increase of 147% in sales and 80% in volumes of elaborated/processed products - contributed to holding down the average price in US Dollars, which did not change, although the adjustment of in natura products prices in the European market, beginning in the third quarter, due to the resumption of beef and pork meat consumption, after the effects of BSE and foot-and-mouth disease.

In the internationalization process, we further strengthened our position in Europe with the opening of Perdigão Italy, headquartered in Bologna, responsible for trading and distributing to the Italian market and neighboring countries, attending processors and food service, through an office and a distribution center.

We created our international brand – Perdix - which is being used mainly for processed products in markets where the brand constitutes one of our main competitive advantages.

BRF International Foods, a partnership established on April 25, 2001 with Sadia S.A., began operations in October and is increasing the markets of both companies in poultry, pork and food in general in non-consolidated markets such as Russia and Eurasia, among others.

Exports	Sales (R$ million)					
	4Q01	4Q00	% Ch.	2001	2000	% Ch.
. In-Natura	243.7	111.4	118.8	746.9	395.4	88.9
. Poultry	183.0	95.3	92.1	582.2	349.0	66.8
. Pork/Beef	60.7	16.1	276.6	164.7	46.3	255.4
.Elaborated/Processed	77.0	41.2	86.8	287.6	116.5	147.0
Total meats	320.7	152.6	110.1	1,034.6	511.8	102.1
. Soybean	0.0	0.1	(69.7)	0.2	0.5	(62.9)
. Other processed	0.04	0.00	4,200.0	0.09	0.01	820.0
Total	320.8	152.7	110.0	1,034.8	512.4	102.0
.Total Elabor./Processed	77.0	41.2	86.9	287.7	116.5	147.0

	Tons (thousand)					
	4Q01	4Q00	% Ch.	2001	2000	% Ch.
. In-Natura	86.1	54.2	59.0	280.7	212.1	32.3
. Poultry	68.4	48.7	40.3	233.1	194.1	20.1
. Pork/Beef	17.8	5.4	226.5	47.6	18.0	164.8
.Elaborated/Processed	15.7	10.7	47.5	58.1	32.3	80.1
Total meats	101.9	64.8	57.1	338.9	244.4	38.6
. Soybean	0.02	0.03	(48.3)	0.1	0.3	(68.6)
. Other processed	0.01	0.0	9,900.0	0.02	0.00	800.0
Total	101.9	64.9	57.1	339.0	244.7	38.5
.Total Elabor./Processed	15.7	10.7	47.6	58.1	32.3	80.1

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.03 – Business Seasonality

RAW MATERIAL

POULTRY/PORK

No seasonality

SOYBEAN

Seasonal. However, the company tries to keep regulatory stocks, usually provided by traditional suppliers. Shortage of grains occurs between September and February of each year.

CORN

Seasonality similar to the soybean. The harvest, ranging from March to September (including the half season) is characterized by good amount of supply. From October to February, the grain availability decreases, meaning the off season.

10.01- SERVICES AND PRODUCTS RENDERED

1.Item	2. Main products and/or services	3. % Net Income
01	Processed pork - domestic market	27.60
02	Processed pork cuts - domestic market	1.40
03	Processed pork cuts - foreign market	7.00
04	Elaborated/processed poultry - domestic market	11.30
05	Poultry cuts - domestic market	5.10
06	Whole poultry - domestic market	0.20
07	Elaborated/Processed Poultry - foreign market	11.60
08	Poultry cuts - foreign market	13.50
09	Whole poultry - foreign market	10.50
10	Soybean / others	8.80
11	Other processed (owned + third parties)	3.00

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.02- RAW MATERIALS AND SUPPLIERS

1.Item	2.Raw material	3. Imports	4. Imports Value (Thousand reais)	5. Available in Domestic Market	6.Available in Foreign Market
7.Supplier's name		8. Type of supplier		9.% of supply over total company purchases	
01	Corn/Soybean	NO	0	YES	YES
COOP. AGROP. MOURÃOENSE LTDA - COAMO		Not associated			6.75
02	Corn/Soybean	NO	0	YES	YES
COOP.TRITICOLA PANAMBI LTDA		Not associated			2.62
03	Corn/Soybean	NO	0	YES	YES
COOP.TRIT. MISTA ALTO JACUI LTDA		Not associated			2.25
04	Corn/Soybean	NO	0	YES	YES
COM E IND BRASILEIRAS COIMBRA		Not associated			3.10
05	Corn/Soybean	NO	0	YES	YES
COOP. REG AGROPEC DE CAMPOS NOVOS LTDA		Not associated			1.77
06	Corn/Soybean	NO	0	YES	YES
COOP. TRITICOLA SARANDI LTDA		Not associated			1.25
07	Corn/Soybean	NO	0	YES	YES
COOP. AGROPEC CAMPONOVENSE LTDA		Not associated			1.40
08	Corn/Soybean	NO	0	YES	YES
COOP AGROPECUÁRIA BATAVO LTDA		Not associated			2.20
09	Corn/Soybean	NO	0	YES	YES
COOP. AGROP CASTROLANDA		Not associated			1.02

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.02-RAW MATERIALS AND SUPPLIERS

1.Item	2.Raw materials	3. Imports	4. Imports Value	5.Available domestic market	6. Available foreign market
7. Supplier's Name		8.Type of supplier		9.% over total company purchases	
10	Corn/Soybean	NO	0	YES	YES
COOP AGROPECUÁRIA SUDOESTE LTDA		Not associated			0.89
11	Corn/Soybean	NO	0	YES	YES
I.RIEDI CIA LTDA		Not associated			1.49
12	Corn/Soybean	NO	0	YES	YES
COOP TRIT DE GETULIO VARGAS		Not associated			2.63
13	Corn/Soybean	NO	0	YES	YES
COOP. AGRIC MISTA VALE DO PIQUIRI		Not associated			3.04
14	Corn/Soybean	NO	0	YES	YES
BUNGE ALIMENTOS		Not associated			2.25
15	Corn/Soybean	NO	0	YES	YES
ADM IMPORTADORA E EXPORTADORA		Not associated			1.59
16	Corn/Soybean	NO	0	YES	YES
COOP AGROP DE ROLANDIA		Not associated			1.47
17	Corn/Soybean	NO	0	YES	YES
COOPAVEL – COOP AGROPEC CASCAVEL LTDA		Not associated			0.59

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.02-RAW MATERIALS AND SUPPLIERS

1.Item	2.Raw materials	3. Imports	4. Imports Value (thousands reais)	5.Available domestic market	6. Available foreign market
7. Supplier's Name		8.Type of supplier		9.% over total company purchases	
18	Corn/Soybean	NO	0	YES	YES
COOP DOS CAFEICULTORES DE MARINGA		Not associated			1.17
19	Corn/Soybean	NO	0	YES	YES
CARAMURU ALIMENTOS		Not associated			1.16
20	Corn/Soybean	NO	0	YES	YES
COTRISOJA – COOP TRIT TAPERENSE LTDA		Not associated			0.50
21	Corn/Soybean	NO	0	YES	YES
COOP TRIT DE ESPUMOSO		Not associated			0.88
22	Corn/Soybean	NO	0	YES	YES
CEREALISTA GUZZO LTDA		Not associated			0.43
23	Corn/Soybean	NO	0	YES	YES
COOP. AGRICOLA MISTA MARAUENSE LTDA		Not associated			0.96
24	Corn/Soybean	NO	0	YES	YES
MARASCA COM DE CEREAIS		Not associated			0.99
25	Corn/Soybean	NO	0	YES	YES
COOP. TRITICOLA ERECHIM LTDA		Not associated			0.59

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.02-RAW MATERIALS AND SUPPLIERS

1.Item	2.Raw materials	3. Imports	4. Imports Value	5.Available domestic market	6. Available foreign market
7. Supplier's Name		8.Type of supplier		9.% over total company purchases	
26	Corn/Soybean	NO	0	YES	YES
MADRI CEREAIS		Not associated		0.78	
27	Corn/Soybean	NO	0	YES	YES
COOP TRIT MISTA GENERAL OSORIO		Not associated		0.67	
28	Corn/Soybean	NO	0	YES	YES
COM DE CEREAIS PLANALTO		Not associated		0.53	
29	Corn/Soybean	NO	0	YES	YES
CIA ZAFFARI DE SUPERMERCADOS		Not associated		0.64	
30	Corn/Soybean	NO	0	YES	YES
COO AGROP E INDUSTRIAL		Not associated		0.49	
31	OTHERS	NO	0	YES	YES
Varied (including federal government auctions)		Not associated		53.90	

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.03- MAIN CUSTOMERS BY SERVICES AND/ OR PRODUCTS

1. ITEM	2. ITEM	3. NAME OF PRODUCT / NAME OF CLIENT	4.% OF CUSTOMER IN NET SALES
000		POULTRY, PORK, PROCESSED AND FROZEN MEATS	
000	001	CIA BRASILEIRA DE DISTRIBUIÇÃO	0.00
000	002	CONDOR SUPER CENTER LTDA	0.00
000	003	SONAE DISTRIBUIÇÃO BRASIL LTDA	0.00
000	004	MAKRO ATACADISTA S.A	0.00
000	005	CARREFOUR COM E IND LTDA	0.00
000	006	CASAS SENDAS COM IND S.A	0.00
000	007	CASAS GUANABARA COMESTÍVEIS LTDA	0.00
000	008	BOMPREÇO S.A. SUPERMERCADOS DO NORDESTE	0.00
000	009	BERGAMASCHI & CIA LTDA	0.00
000	010	CEMA – CENTRAL MINEIRA ATACADISTA	0.00
000	011	ATACADÃO DIST COM E IND LTDA	0.00
000	012	FRIGODÁRIO COM FRIG LTDA	0.00
000	013	CIA ZAFFARI COM IND	0.00
000	014	SUPERMERCADOS DB LTDA	0.00
000	015	WAL MART DO BRASIL LTDA	0.00
000	016	FAST & FOOD IMP LOGISTICA DIST	0.00
000	017	SUPERMERCADOS MUNDIAL LTDA	0.00
000	018	A.ANGELONI CIA LTDA	0.00
000	019	ASSAI COML IMP LTDA	0.00
000	020	JERÔNIMO MARTINS DISTR BRASIL LTDA	0.00
000	021	KING M DO BRASIL COM IND LTDA	0.00
000	022	SUPERMERCADO ZONA SUL S.A	0.00
000	023	IRMÃOS BRETAS FILHOS E CIA LTD	0.00
000	024	G BARBOSA & CIA LTDA	0.00
000	025	IRMÃOS MUFFATO & CIA LTDA	0.00
000	026	DISNORTE DIST NORTE MATOG DE A.	0.00
000	027	D'AVO SUPERMERCADO LTDA	0.00
000	028	INTERCONTINENTAL COM DE ALIM LTDA	0.00
000	029	TONINI IND E COM	0.00

000	030	SONDA SUPERMERC EXP IMP LTDA	0.00
100		POULTRY, PORK, ELABORATED AND PROCESSED	
100	101	ABDULFAH ALMUNAGEM SONS CO. Saudi Arabia	0.00
100	102	BOB'S AUSSENHANDELS GMBH	0.00
100	103	FBI F BYVOET INTERNATIONAL BV	0.00
100	104	WILLIAN FOOD COMPANY LIMITED	0.00
100	105	GLOBAL GROUP SPALDING	0.00

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.01 – Productive Process

POULTRY SECTOR

The productive process of this sector has the following basic flowchart:

1 day old chicks, from the company's hatcheries, are put in birdhouses of the producers (outgrowers). The Company provides them with all necessary inputs for the raising of the poultry lots, ranging from feed, medicines and technical aid to transport. Once the lot is ready for slaughter, within 40 days on average, it is taken to the cold storage through a specific transportation system.
The poultry is, then, conducted from the table of the cold storage to the slaughter system, which is composed by: hanging, dazing, bleeding, scalding, plucking of the feathers, removal of the bowels, inspection by the agents of the Ministry of Agriculture, the carcasses being cooled and the giblets packed.

After cooling, the carcasses are classified and sent uncut to the packaging as carcasses to be cut or industrialized.

The poultry sent uncut to the packaging is classified by weight, labeled, according to its destination, frozen and made available for shipping.

The carcasses are anatomically cut into pieces and their bones taken out. Then they are classified by weight and packed according to their destination, frozen and made available for shipping.

Furthermore, the company has specialty meats frozen products (breaded, stuffed, ready-to-eat dishes, etc.)

PORK SECTOR

The animals are received in suitable facilities, being weighed and tattooed for identification of the producer. They are kept in the pigsty for 9 hours at most, being fed by hydric diet. Afterwards, the animals are conducted to the slaughter system according to the following flowchart: dazing, bleeding, scalding, removal of the bowels and inspection by the agents of the Ministry of Agriculture. Subsequent to the slaughter, the carcasses already cleaned and prepared for processing are cooled until they can be cut into pieces. Following the cut, the pieces are classified as raw material or final product, being directed to the processing sector as raw material or packaged *in natura* for trade.

The raw material (meat) for industrialization is classified according to its next utilization.

During the industrialization process, previous classified meat is ground, seasoned, stuffed, cooked and/or smoke-cured, packaged and made available for shipping.

There are strict technical criteria for each raw material. Those criteria must be followed to guarantee the technical specifications of each final product.

ANIMAL FEED SECTOR

To produce balanced animal feed it is necessary to mix predetermined macroelements, microelements, vitamins and minerals. The microelements are: limestone, oyster flour, phosphate and others. The macroelements are: previously prepared and ground corn, ground soybean meal, wheat grains and animal flour. Such raw materials are analyzed to assure that they have first-rate standards so that the mixtures they integrate assure the best performance and results of the carcasses, considering animals of different ages and needs.

AVERAGE USEFUL LIFE OF EQUIPMENT, TECHNOLOGY, INSURANCE AND RISKS.

Due to its features, the equipment is subject to continuous preventive maintenance. Such process, implemented through often replacement of the parts and equipment and continuous fixing, assures long useful life of the equipment employed in the slaughter of poultry and pork.
The depreciation is calculated in accordance with lawful procedures, though, as the process is continuous, it is difficult to ascertain the percentage already depreciated.

All the industrial complex and inventories are insured.

The technology is both national and imported and already mostly defined.

The activities, except in case of large damage, do not risk stoppages. On the other hand, the company has strict safety rules.

The preventive maintenance is usually conducted on Sundays, holidays and breaks between turns.

The Company's investment program in equipment of state of the art technology allows increased productivity and production.

PRODUCTION CAPACITY

	2000	2001	2002(*)	2003(*)
PORK/BEEF				
Slaughter (thousand heads/week)	44	50	57	64
Meats (thousand tons/year)	306	350	400	450
POULTRY				
Slaughter (thousand heads/week)	6,540	7,119	8,200	9,000
Meats (thousand tons/year)	409	440	520	570
Total meats (thousand tons/year)	715	790	920	1,020

(*) Estimate

11.02 – Trade Process, Distribution, Markets and Exports

TRADE

Its subsidiaries trade their products in the domestic market to 60,500 customers through 20 owned advanced distribution posts and 10 outsourcing distributors. Direct sales overseas through distributors reach 276 foreign customers in more than 70 countries.

DISTRIBUTION

DOMESTIC MARKET		FOREIGN MARKET	
Supermarket	62.6%	Far East	32%
Small stores	17.0%	Middle East	23%
Institutional	8.6%	Europe	26%
Wholesale	11.8%	Others	19%

MARKETS

DOMESTIC MARKET	%	FOREIGN MARKET	%
.Rio de Janeiro – RJ	18.0	Saudi Arabia	15.9
.São Paulo - SP	15.0	Hong Kong	14.3
.Brasília – DF	10.5	Japan	11.7
.Curitiba – PR	9.1	Holland	11.2
.Bauru – SP	7.4	England	6.0
.Recife – PE	5.8	Singapore	6.0
.Porto Alegre – RS	5.6	Germany	4.3
.Campinas – SP	5.3	Kuwait	2.6
.Salvador – BA	5.1	Spain	2.5
.Belo Horizonte – MG	4.9	Iemen	1.4
.Florianópolis – SC	2.7	Others	24.1
.Santos - SP	2.4		
Others	8.2		

EXPORTS

YEAR	EXPORTS(R$ thousands)	% OF NET SALES

1999	517,152	32.8%
2000	512,384	29.1%
2001	1.034.845	42.5%

01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.03-Position in Competitive Process

The Company stands the first place in specialty meats and the 2nd place in:

Poultry Slaughter
Hog Slaughter
Poultry Exports
Frozen Meat
Ready-to-eat Dishes – Pasta

Market Share of Specialty Meat – 2001

.Perdigão	24.4%
.Sadia	23.9%
.Seara	9.6%
.Aurora	5.3%
.Others	36.8%

Source: AC Nielsen

Market Share of Frozen Meat – 2001

.Perdigão	31.1%
.Sadia	42.1%
.Seara	6.4%
.Da Granja	5.6%
.Others	14.8%

Source: AC Nielsen

Market Share of Ready-to-eat Dishes - Pasta – 2001

.Perdigão	32.0%
.Sadia	58.3%
.Nestlé	3.5%
.Others	6.2%

Source: AC Nielsen
01.01- IDENTIFICATION

1.CVM Code	2. Company Name	3. Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

12.01- Main Patents, Trade Marks and Franchise

MARK	*PROCESS*	*STATUS*	*VALIDITY DATE*
BORELLA	002067099	RECORD	07/30/2007

PERDIGÃO	002446405	RECORD	12/31/2008
CONFIANÇA	002494876	RECORD	03/18/2010
BORELLA	002676419	RECORD	07/31/2002
SULINA	003468879	RECORD	03/06/2007
SULINA	06240542	RECORD	02/25/2006
SULINA	06240550	RECORD	02/25/2006
PIGANIL	006240569	RECORD	02/25/2006
PERDIGÃO	006366171	RECORD	06/25/2006
PERDIGÃO	006517684	RECORD	02/25/2007
NABRASA	006621724	RECORD	11/10/2007
CATARINA	006621732	RECORD	11/10/2007
IDEAL	006674917	RECORD	05/10/2008
SAVEL	006975909	RECORD	08/25/2009
PERDISA	007003005	RECORD	10/10/2009
SULINA	007075723	RECORD	03/10/2010
BAMBOA	007109628	RECORD	04/25/2010
BAMBOA	007115407	RECORD	04/25/2010
MATITA	0319990	RECORD	08/14/2010
BOLOGNA	0479710	RECORD	12/15/2011
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	RECORD	09/25/2011
PERDIGÃO	740133241	RECORD	01/19/2012
PERDIGÃO	740140280	RECORD	01/04/2003
BOLOGNA	740500392	RECORD	12/15/2011
PUROLIM	800039360	RECORD	03/19/2005
PERDIGÃO OURO	800192265	RECORD	12/21/2002
TASKILAS	800223314	RECORD	12/21/2002
CHESTER	800223322	RECORD	12/21/2002
PERDIGÃO	800249992	RECORD	12/21/2002
PERDIGÃO	810534983	RECORD	03/18/2006
LOMBETE	810630508	RECORD	07/19/2003
UNEF	810684268	RECORD	10/25/2003
PEITUDO	810936313	RECORD	02/14/2004
PERDIGÃO	810966727	RECORD	03/07/2004
CHESTER GEORGIA	811284018	RECORD	03/12/2005
GOLDEN CHESTER	811284034	RECORD	03/05/2005
CHESTER MONTANA	811284042	RECORD	04/02/2005
PIRULICHA	811546454	RECORD	01/28/2006
CHESTER	811582949	RECORD	08/13/2005
BORELLA	811601633	RECORD	03/01/2010
BORELLA	811601641	RECORD	03/01/2010
BORELLA	811617254	RECORD	09/17/2005
SALSICHOLITO	811730301	RECORD	02/04/2006
SALSICHOLÉ	811730352	RECORD	02/04/2006
PIRULICHA	811749550	RECORD	07/08/2006
TASKILAS	811759261	RECORD	03/11/2006
PRESUNTEKO	811880753	RECORD	03/25/2006
TV LANCHE	811880761	RECORD	03/25/2006
TAKE HOME	811880788	RECORD	10/31/2009
DUNDUCK	811880796	RECORD	03/25/2006
WINDSURF	811904792	RECORD	08/26/2006
BOUCLÊ	811904806	RECORD	08/26/2006
CROSS	811904814	RECORD	08/26/2006
BANG-BANG	811904857	RECORD	08/26/2006
POLPETTONE	812036204	RECORD	12/02/2006
CHESTER CHEETAH	812979478	RECORD	06/12/2010
CHESTER CHEETAH	812979486	RECORD	09/11/2010
BORELLA	812472381	RECORD	06/25/2001
ROCK DOG	812641027	RECORD	04/19/2008
X DOG	812663985	RECORD	06/21/2004
PERDIGÃO	812774922	RECORD	01/24/2009

SUN PERDIGÃO	813530938	RECORD	04/10/2010
SUN PERDIGÃO	813637716	RECORD	05/02/2009
GRANDOG	813848334	RECORD	07/25/2009
DOG'UP	813848342	RECORD	01/26/2003
BIG DOG	813863171	RECORD	11/20/2010
CONFIANÇA	813914493	RECORD	09/05/2009
ALABAMA	814003796	RECORD	08/29/2009
MARYLAND	814003800	RECORD	08/29/2009
TENNESSEE	814003818	RECORD	08/29/2009
LIGHT & ELEGANT	814003834	RECORD	10/21/2007
MADISON	814003931	RECORD	06/06/2009
KANSAS	814003958	RECORD	08/29/2009
MATITA	814363474	RECORD	08/14/2010
MATITA	814363482	RECORD	08/14/2010
MATITA	814363512	RECORD	08/14/2010
MATITA	814363555	RECORD	08/14/2010
FARM HAM SMOKED	814433405	RECORD	06/12/2010
NASHVILLE SMOKED	814433413	RECORD	06/12/2010
BEL AMI	814502083	RECORD	09/04/2010
BEL AMI	814502091	RECORD	09/04/2010
BEL AMI	814502113	RECORD	09/04/2010
PORK PLUS	814543103	RECORD	08/28/2010
PIG PLUS	814543154	RECORD	09/04/2010
CHICKEN PLUS	814543170	RECORD	09/04/2010
CHESTERBURGUER	814572499	RECORD	08/07/2010
SALSICHESTER	814578942	RECORD	11/20/2010
SERAFINA	814589588	RECORD	09/11/2010
SOYACOLAT	814692869	RECORD	12/04/2010
SOYAFLAN	814692877	RECORD	04/12/2010
TICKET MEAT	814216618	RECORD	07/23/2011
SALAMENINGUE	814821626	RECORD	11/26/2011
PIZZY	814974856	RECORD	09/03/2011
PIZZY	814974864	RECORD	09/03/2011
PIZZY	814974872	RECORD	09/03/2011
PIZZY	814974880	RECORD	09/03/2011
PIZZY	814974910	RECORD	09/03/2011
PIZZY	814974929	RECORD	09/03/2011
PIZZY	814974937	RECORD	09/03/2011
PIZZY	814974945	RECORD	09/03/2011
BUMBA MEU BOI	815002661	RECORD	11/26/2011
CHUKAR	815002670	RECORD	11/26/2011
DIETCOZ	815002688	RECORD	11/26/2011
MEISTER	815002696	RECORD	11/23/2009
NOEGGS	815002734	RECORD	11/26/2011
NATUNAISE	815002742	RECORD	11/26/2011
EGLESS	815002777	RECORD	11/26/2011
NARUREZE	815009909	RECORD	08/05/2007
TOQUE DE SABOR	815082029	RECORD	11/28/2005
SELF SERVICE	815090633	RECORD	03/03/2012
LA CARTE	815090641	RECORD	03/03/2012
HOME	815090650	RECORD	05/18/2003
TOQUE DE SABOR	815090668	RECORD	06/16/2002
SUPREME DE FRANGO	815090676	RECORD	03/03/2002
CHESTER HOUSE	815105118	RECORD	12/01/2002
JAMON JABUGO	815118732	RECORD	03/10/2012
FLEURY-MICHON	815191022	RECORD	03/10/2012
COQUETEL	815211279	RECORD	03/24/2012
PERDRIX GRISE	815216602	RECORD	03/24/2012
PERDRIX ROUGE	815216610	RECORD	03/24/2012
PERDREAU GRIS	815216629	RECORD	03/24/2012
PERDREAU ROUGE	815216637	RECORD	03/24/2012

MATITA	815306440	RECORD	03/10/2012
MATITA	815306504	RECORD	05/05/2012
PIZZI	815306520	RECORD	05/05/2012
CERVANTES	815316208	RECORD	06/23/2002
DOG WURST	815369204	RECORD	06/16/2002
AVIS RARA	815388934	RECORD	04/14/2012
CAT-VIAR	815642571	RECORD	08/25/2002
POPERTTONE	815661746	RECORD	09/01/2002
MINICHICKEN	815724756	RECORD	02/09/2003
PERDIGÃO	815903367	RECORD	11/10/2002
PERDIGÃO CHESTER	815903375	RECORD	11/10/2002
CHICKENBURGER	816231362	RECORD	05/18/2003
SPECIALBURGER	816231370	RECORD	05/18/2003
DOUBLEBURGER	816232326	RECORD	05/18/2003
CONFIANÇA	816234620	RECORD	10/19/2003
CHESTER HOUSE	816422796	RECORD	08/17/2003
LIGHT DOG	816484619	RECORD	11/30/2003
XDOG	816511195	RECORD	04/19/2004
SPLENDIDO	816519064	RECORD	04/12/2004
SPLENDIDO	816519072	RECORD	10/19/2003
SPLENDIDO	816519080	RECORD	10/19/2003
SPLENDIDO	816519099	RECORD	09/14/2003
SPLENDIDO	816519102	RECORD	10/19/2003
SPLENDIDO	816519110	RECORD	10/19/2003
BEL AMI	816588139	RECORD	11/09/2003
BEL AMI	816588155	RECORD	10/13/2003
CATARINÃO	816645531	RECORD	09/06/2004
TENDER FESTA	816702268	RECORD	03/15/2004
GOLDEN DINNER	816763461	RECORD	03/15/2004
BESTER	816862311	RECORD	08/02/2004
APPLE TOAST	816977186	RECORD	08/23/2004
HEALTHY CHOICE	817027629	RECORD	06/21/2004
HEALTHY CHOICE	817027637	RECORD	06/21/2004
HEALTHY CHOICE	817027645	RECORD	01/24/2005
HEALTHY CHOICE	817027700	RECORD	06/21/2004
SULINA	817078207	RECORD	11/28/2005
PATITAS	817314261	RECORD	03/21/2005
OCKTOBERCHESTER	817482350	RECORD	11/28/2005
TORTELETA	817527257	RECORD	01/16/2006
TORTELETA	817527265	RECORD	01/16/2006
CHEESKER	817644520	RECORD	01/16/2006
QUANDO É PERDIGÃO NINGUÉM FALA NÃO	817742611	RECORD	04/30/2006
EMPANADOS SUPER PRÁTICOS PERDIGÃO	817814604	RECORD	07/16/2006
CHESTER FRIED	817929525	RECORD	01/26/2009
CHESTER FRIED	817929533	RECORD	09/01/2008
CHESTER FRIED	817934715	RECORD	08/11/2008
HOT DOG PERDIGÃO	818168897	RECORD	03/18/2007
STILTS	818177365	RECORD	02/25/2007
HANS	818188014	RECORD	08/04/2008
PRESUNTO COZIDO PERDIGÃO SUPREME	818475579	RECORD	05/05/2008
PERDIGÃO MORTADELLE	818497335	RECORD	05/05/2008
GOLDEN FRY	818566965	RECORD	01/27/2008
GOLDEN FRY	818566973	RECORD	01/27/2008
LIGHT DOG PERDIGÃO	818692308	RECORD	05/05/2008
AMERICAN 1 HOT DOG	818692316	RECORD	05/26/2008
FRANGO EXPRESSO PERDÍGÃO	818869631	RECORD	03/13/2011
PERDIGÃO	818876573	RECORD	06/23/2008

SUPREME	819030414	RECORD	10/24/2010
SUPREME	819030422	RECORD	10/24/2010
CERVELAT	819032670	RECORD	09/15/2008
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	RECORD	09/25/2011
BIG CHICKEN PERDIGÃO	819192392	RECORD	12/15/2008
PERDIGÃO	819192406	RECORD	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192414	RECORD	12/15/2008
RECHEADOS SUPER PRÁTICOS BRÓCOLIS PERDIGÃO	819192422	RECORD	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192457	RECORD	12/15/2008
BOLOGNELLA	819263133	RECORD	12/14/2009
ALL GRATIN	819619752	RECORD	12/07/2009
BOLONITA	819725293	RECORD	08/10/2009
CONFIANÇA CARD D'AVO	819779423	RECORD	07/27/2009
CONFIANÇA D'AVO	819779431	RECORD	07/27/2009
TOQUE DE FRESCOR	820374520	RECORD	03/13/2011
ALABAMA GRILL	820419087	RECORD	10/24/2020
LANCHESTER	820510416	RECORD	10/31/2010
STICKS DE FRANGO PERDIGÃO	820970948	RECORD	12/04/2011
STICKS DE QUEIJO PERDIGÃO	820970964	RECORD	12/04/2011
CHESTER	800223322	RECORD	12/21/2002
CHESTER	811582876	RECORD	01/22/2011
CHESTER	811582949	RECORD	08/13/2005
CHESTER GEORGIA	811284018	RECORD	03/12/2005
CHESTER HOUSE	815105118	RECORD	12/01/2002
CHESTER HOUSE	816422796	RECORD	08/17/2003
CHESTER MONTANA	811284042	RECORD	04/02/2005
CHESTERBURGUER	814572499	RECORD	08/07/2010
CHESTERKIBE	815010117	RECORD	05/19/2012
GOLDEN CHESTER	811284034	RECORD	03/05/2005
OKTOBERCHESTER	817482350	RECORD	11/28/2005
PERDIGÃO CHESTER	815903375	RECORD	11/10/2002
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	RECORD	09/25/2011
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	RECORD	09/25/2011
SALSICHESTER	814578942	RECORD	11/20/2010
ALLY (CHILE)	660,690	RECORD	07/31/2011
FRESKI (URUGUAY)	327390	RECORD	05/03/2011
TWIN BIRDS (UNITED KINGDOM)	2247458	RECORD	10/04/2010
TWIN BIRDS (URUGUAY)	327391	RECORD	05/03/2011
TWIN BIRDS (JAPAN)	4496772	RECORD	08/03/2011
TWIN BIRDS (CHILE)	660,683	RECORD	07/21/2011
TWIN BIRDS (UNITED KINGDOM)	2247457	RECORD	10/04/2010
TWIN BIRDS (URUGUAY)	327389	RECORD	05/03/2011
TWIN BIRDS (JAPAN)	4496773	RECORD	08/03/2011
TWIN BIRDS (CHILE)	660,682	RECORD	07/31/2011
CHESTER (SAUDI ARABIA)	244/46	RECORD	12/01/2010
PERDIGÃO (SAUDI ARABIA)	240/41	RECORD	04/28/2010
SAMARA (SAUDI ARABIA)	314/59	RECORD	01/20/2003
UNEF (SAUDI ARABIA)	113/36	RECORD	07/01/2002
PERDIGÃO (ARGENTINA)	1,657,787	RECORD	02/05/2008
PERDIGÃO (NETHERLANDS)	371566	RECORD	11/19/2010
PERDIGÃO (BOLIVIA)	43650-A	RECORD	03/26/2012
PERDIGÃO (EGYPT)	79331	RECORD	03/07/2011
FIG (PERDIZES) (SPAIN)	964,789	RECORD	03/05/2012
PERDIGÃO S/A COMÉRCIO E INDÚSTRIA (SPAIN)	1,057,598	RECORD	10/05/2004
PERDIGÃO (FINLAND)	90517	RECORD	11/05/2004

UNEF (IRAN)	71374	RECORD	06/08/2003
PERDIGÃO (IRAQ)	32108	RECORD	09/18/2006
PERDIGÃO (ITALY)	698684	RECORD	09/17/2004
PERDIGÃO (JAPAN)	2543898	RECORD	06/30/2003
PERDIGÃO (LEBANON)	68276	RECORD	02/13/2011
UNEF (LEBANON)	73,974	RECORD	02/19/2013
PERDIGÃO (PORTUGAL)	210,437	RECORD	07/19/2008
PERDIGÃO CHESTER (PORTUGAL)	260010	RECORD	12/20/2004
PERDIGÃO CHESTER (PORTUGAL)	260011	RECORD	12/12/2004
PERDIGÃO (URUGUAY)	248,440	RECORD	09/10/2002
BORELLA (UNITED ARABIA EMIRATED)	19206	RECORD	07/09/2006
PERDIGÃO (UNITED ARABIA EMIRATED)	19203	RECORD	12/04/2005
UNEF (UNITED ARABIA EMIRATED)	19207	RECORD	07/09/2006
BORELLA (CHINA)	1333941	RECORD	11/13/2009
PERDIGÃO (CHINA)	1333860	RECORD	11/13/2009
SULINA (SINGAPORE)	T97/11522H	RECORD	09/19/2007
PERDIGÃO (GREECE)	136954	RECORD	05/19/2008
PERDIGÃO (HONG KONG)	1880/87	RECORD	06/15/2005
PERDIGÃO (HONG KONG)	0427/85	RECORD	06/15/2005
PERDIGÃO (IEMEN)	8628	RECORD	01/15/2007
PERDIGÃO (MACAU)	N/003730	RECORD	07/16/2005
BORELLA (UNITED KINGDOM)	2173368	RECORD	07/29/2008
PERDIGÃO (UNITED KINGDOM)	2173369	RECORD	07/29/2008
PERDIGÃO (CZECH REPUBLIC)	220,355	RECORD	05/25/2008
PERDIGÃO (RUSSIA)	180023	RECORD	05/21/2008
CHESTER (GERMANY)	2,031,373	RECORD	01/25/2011
PERDIGÃO (GERMANY)	1,033,790	RECORD	01/28/2011
BORELLA (SAUDI ARABIA)	571/38	RECORD	08/25/2008
PERDIGÃO (CANADA)	308,127	RECORD	11/08/2015
PERDIGÃO (CHILE)	380,783	RECORD	09/05/2011
UNEF (SINGAPORE)	5296/84	RECORD	10/11/2011
PERDIGÃO (DENMARK)	3723/81	RECORD	11/27/2001
PERDIGÃO (FRANCE)	013100548	RECORD	06/16/2011
PERDIGÃO (FRANCE)	1,638,200	RECORD	01/11/2011
BORELLA (IRAN)	95822	RECORD	07/25/2011
PERDIGÃO (KUWAIT)	22847	RECORD	08/12/2011
UNEF (KUWAIT)	13285	RECORD	04/18/2012
PERDIGÃO (LITHUAN)	37737	RECORD	05/21/2008
PERDIGÃO (PARAGUAY)	150646	RECORD	09/04/2011
POLLOLINDO (PARAGUAY)	234464	RECORD	04/26/2011
PERDIGÃO (SWEDEN)	176,751	RECORD	05/22/2011

01.01 – IDENTIFICATION

1 - CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- Item	2-Type of Property	3. Address	4. City-	5 St.-	6.Total area (thousand m²-	7. Built Area ((thousand m²)	8. age (years)	9. Insurance-	10. Mortgage	11. Rented from third . Party-	12. Agreement Date-	13. End of Rent	14- Remarks
01	Cold Storage Poultry/Pork	RUA 15 DE NOVEMBRO, S/N.	VIDEIRA	SC	222.400	65.800	21	YES	YES	NO			
02	Cold Storage Pork	AV. PRES. CASTELO BRANCO, 141	HERVAL D'ÓESTE	SC	29.200	25.500	26	YES	YES	NO			
03	Cold Storage Processing	RUA SAUL BRANDALISE, 118	SALTO VELOSO	SC	42.700	11.400	21	YES	YES	NO			
04	Cold Storage – Processing	RUA ERNESTO HACHAMANN, 585	CAPINZAL	SC	30.600	8.000	26	YES	YES	NO			
05	Cold Storage Poultry	EST. CAPINZAL/CAMPOS NOVOS, KM 6	CAPINZAL	SC	629.200	25.800	16	YES	YES	NO			
06	Cold Storage Pork	AV. PRES. VARGAS, 1040	MARAU	RS	186.000	16.000	26	YES	YES	NO			
07	Cold Storage Poultry	RODOVIA RS-325, KM 2	MARAU	RS	97.800	15.900	16	YES	YES	NO			
08	Cold Storage Poultry/Pork	AV. ARTHUR OSCAR, 1706	SERAFINA CORREA	RS	372.600	25.400	26	YES	YES	NO			
09	Cold Storage Poultry	RUA JOSÉ DE SOUZA, S/N.	MOCOCA	SP	34.200	2.900	21	YES	NO	NO			
10	Processing	RODOVIA BR 116, KM 255	LAGES	SC	529.800	8.600	21	YES	YES	NO			
11	POULTRY FARM APARECIDA	LINHA APARECIDA	VIDEIRA	SC	121.000	3.900	16	YES	YES	NO			
12	POULTRY FARM FARROUPILHA	RUA FARROUPILHA, S/N.	VIDEIRA	SC	201.400	0.100	21	YES	YES	NO			

13	POULTRY FARM R. DAS PEDRAS	ESTR. MUNICIPAL R. DAS PEDRAS	VIDEIRA	SC	2,880.700	72.300	18	YES	YES	NO			
14	POULTRY FARM SANTA GEMA	ESTR. MUNICIPAL STA. GEMA	VIDEIRA	SC	1,810.000	38.000	21	YES	NO	NO			
15	POULTRY FARM LIBERATA	ROD. FRAIBURGO/M. CARLO, KM 10	FRAIBURGO	SC	1,634.400	41.700	18	YES	YES	NO			

01.01 – IDENTIFICATION

1 - CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- Item	2-Type of Property	3. Address	4. City-	5 St.-	6.Total area (thousand m²-	7. Built Area ((thousand m²)	8. age (years)	9. Insurance-	10. Mortgage	11. Rented from third . Party-	12. Agreement Date-	13. End of Rent	14- Remarks
16	POULTRY FARM IRAKITAN	VILA PASSO DA FELICIDADE	TANGARÁ	SC	4,530.200	28.800	16	YES	NO	NO			
17	POULTRY FARM MONTE CARLO	ROD. FRAIBURGO/M. CARLO, KM 15	MOTE CARLO	SC	880.500	3.000	14	YES	YES	NO			
18	HOG FARM SÃO ROQUE	VILA SÃO ROQUE, S/N.	VIDEIRA	SC	2,069.700	48.500	17	YES	YES	NO			
19	GRAIN SILO AND PURCHASING	ROD. SC 473, KM 10	CAMPO ERE	SC	34.400	3.700	8	YES	NO	NO			
20	POULTRY/HOG FARM HERVAL	ESTR. LUZERNA, KM 15	HERVAL D´OESTE	SC	496.900	23.400	16	YES	NO	NO			
21	POULTRY FARM ALTO ALEGRE	ESTR. MUNICIPAL, KM 19	CAPINZAL	SC	537.800	29.000	18	YES	YES	NO			
22	POULTRY/HOG FARM AUREA	ESTR. CAPINZAL/PIRATUBA, KM 7	CAPINZAL	SC	1,549.900	71.900	16	YES	NO	NO			
23	POULTRY FARM PRATA	ESTR. CAPINZAL/PIRATUBA, S/N.	CAPINZAL	SC	386.000	14.300	18	YES	YES	NO			
24	POULTRY FARM COLONINHA	ESTR. GERAL MORRO GRANDE	JAGUARUNA	SC	1,455.700	38.600	21	YES	NO	NO			
25	POULTRY FARM OLHO D´AGUA	ESTR. GERAL, S/N.	JAGUARUNA	SC	699.400	57.000	21	YES	NO	NO			

26	GRANDPARENTS FARM RIO CLARO				ROD SP 225, KM 115				
RIO CLARO	SP	1,059.800	0.000	2	YES	NO	NO		
27	HOG FARM GAURAMA				LINHA SÃO PEDRO				
GAURAMA	RS	894.200	28.600	14	YES	NO	NO		
28	POULTRY FARM BORELLA				ROD RS 324, KM 83,3				
MARAU	RS	1,892.800	33.500	19	YES	NO	NO		
29	FARM SÃO TOMAZ				ROD BR 060, KM 436				
RIO VERDE	GO	5,000.000	0.000	2	YES	NO	NO		

01.01 – IDENTIFICATION

1 - CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- Item	2-Type of Property				3. Address				
4. City-	5 St.-	6.Total area (thousand m²-	7. Built Area ((thousand m²)	8. age (years)	9. Insurance-	10. Mortgage	11. Rented from third . Party-	12. Agreement Date-	13. End of Rent
14- Remarks									
30	POULTRY FARM CARRERO				LINHA GAL. NETO, S/N.				
SERAFINA CORREA	RS	774.500	24.900	13	YES	NO	NO		
31	HOG FARM IDEAL				VILA MIGLIAVACA				
CASCA	RS	345.200	10.100	14	YES	NO	NO		
32	POULTRY FARM MOCOCA				RODOVIA SP 340, KM 276.5				
MOCOCA	SP	2,439.500	34.800	18	YES	NO	NO		
33	FARM CORISCO				ESTR. MOCOCA/TAMBAU, KM 7				
MOCOCA	SP	454.000	17.100	18	YES	YES	NO		
34	POULTRY FARM ARCEBURGO				ROD. MG-449, KM 7.88				
ARCEBURGO	MG	1,645.800	13.600	11	YES	NO	YES	06/26/1991	06/25/2004
35	POULTRY FARM STO. A. DA PALMA				LINHA GRANDE				
STO. A. DA PALMA	RS	987.500	40.500	6	YES	YES	NO		
36	POULTRY FARM VILA MARIA				LINHA ANITA GARIBALDI				

VILA MARIA	RS	1,137.700	40.500	6	YES	YES	NO		
37	FARM/HATCHERY – CHESTER				ESTR. MUNICIPAL DUAS PONTES				
CAPINZAL	SC	788.900	8.900	6	YES	YES	NO		
38	HATCHERY R. DAS PEDRAS				ROD. SC-453, KM50				
VIDEIRA	SC	23.500	4.600	21	YES	YES	NO		
39	HATCHERY CAPINZAL				ESTR. CAPINZAL/SETE, S/N.				
CAPINZAL	SC	326.800	2.300	21	YES	YES	NO		
40	HATCHERY ORLEANS				ESTR. GERAL RIO BELO				
ORLEANS	SC	70.100	3.300	21	YES	NO	NO		
41	HATCHERY MARAU				RODOVIA RS-324, KM 81.7				
MARAU	RS	124.600	8.800	16	YES	YES	NO		
42	REFORESTING SAVOIA				LINHA SAVOIA				
CAPINZAL	SC	802.500	0.000	16	NO	NO	NO		
43	REFORESTING DO SALTO DO LEÃO				HERVAL VELHO STREET, ASLTO DO LERO, KM 10				
CAMPOS NOVOS	SC	5,292.600	0.700	16	YES	NO	NO		
44	REFORESTING BAIA I				ROD. MUNICIPAL FRAIBURGO – FARM MORAES				
FRAIBURGO	SC	2,609.300	0.000	16	NO	NO	NO		

01.01– IDENTIFICATION

1 - CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1-Item / 4. City	2-Type of Property / 5. ST-	6. Total Area (thousand m2)-	7- Built Area (thousand m2)	8-Age (Years)	3-Address / 9-Insurance	10-Mortgage	11. Rented from Third Parties-	12-Agreement Date	13. Rent Termination-
14-Remark									
45	REFORESTING BAIA II				ESTR. R. ANTAS/P. LISA KM 14				
RIO DAS ANTAS	SC	5,943.000	0.300	16	NO	NO	NO		
46	REFORESTING CALMON				ESTR. CAÇADOR/P. UNIÃO, KM 22				
MATOS COSTA	SC	13,705.400	0.800	16	NO	YES	NO		
47	REFORESTING MONTE CARLO				ROD. M. CARLO/FRAIBURGO, KM 15				
MONTE CARLO	SC	669.900	0.100	21	NO	YES	NO		
48	REFORESTING LARANJEIRAS				ESTR. MARAU/CAMPO DO MEIO, KM 16				
MARAU	RS	800.400	0.000	16	NO	NO	NO		

49	REFORESTING SÃO J. RIZZI				SÃO JOSÉ DOS RIZZI				
MARAU	RS	1,088.200	0.000	16	NO	NO	NO		

50	REFORESTING TAQUARA VERDE				ROD. MACIEIRA, 477				
MACIEIRA	SC	6,720.000	0.500	16	NO	NO	NO		

51	REFORESTING SEC				LINHA MOREIRA CEZAR				
SERAFINA CORREA	RS	855.100	0.000	16	NO	NO	NO		

52	REFORESTING P. FELICIDADE				VILA PASSO DA FELICIDADE				
VIDEIRA	SC	1,762.200	0.000	16	NO	YES	NO		

53	ANIMAL FEED MILL				RUA VENCESLAU BRAS, S/N.				
CATANDUVAS	SC	37.800	6.300	18	YES	NO	NO		

54	GRAIN PURCHASE				RODOVIA RS-331, KM 15				
GAURAMA	RS	58.000	3.800	16	YES	YES	NO		

55	ANIMAL FEED MILL				RODOVIA BR 101, KM 370				
IÇARA	SC	8.600	3.400	18	YES	NO	NO		

56	ANIMAL FEED MILL				RODOVIA PR 180, KM 02				
FRANCISCO BELTRÃO	PR	22.500	2.600	14	YES	YES	NO		

57	CEREAL WAREHOUSING SILO				RODOVIA RS 324, KM 81.7				
MARAU	RS	109.000	4.000	14	YES	NO	NO		

58	GRAIN PURCHASING AND SILO				RUA FREDERICO UNSTANDT, 221				
XANXERÊ	SC	18.000	4.000	14	YES	NO	NO		

01.01 – IDENTIFICATION

1 – CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1-Item	2-Type of Property				3-Address				
4. City	5. ST-	6. Total Area (thousand m2)-	7- Built Area (thousand m2)	8-Age (Years)	9-Insurance	10-Mortgage	11. Rented from Third Parties-	12-Agreement Date	13. Rent Termination-
14-Remark									
59	GRAIN PURCHASING AND SILO				ROD. BR 158, KM 338				
PATO BRANCO	PR	12.200	2.900	16	YES	YES	NO		

60	GRAIN PURCHASING AND SILO				ROD. PR 469 – KM 5				
PATO BRANCO	PR	188.800	2.800	18	YES	NO	NO		

61	GRAIN PURCHASING AND SILO				ROD. SC. 422, KM 2.5				
TAIÓ	SC	28.000	0.800	12	YES	NO	NO		

62	GRAIN PURCHASING AND SILO				ROD. RS. 129, KM 14				
SERAFINA CORREA	RS	15.000	1.800	3	YES	NO	NO		

63	SALES BRANCH				AV. NAÇÕES UNIDAS, 51/115				
BAURU	SP	12.900	3.200	18	YES	YES	NO		

64	SALES BRANCH				SAA NORTE QUADRA 04, 565				
BRASÍLIA	DF	6.000	2.900	18	YES	YES	NO		

65	SALES BRANCH				AV. VENCESLAU BRAZ, 255				
CURITIBA	PR	6.900	3.600	18	YES	YES	NO		

66	SALES BRANCH				ROD. BR-101, KM 265				
VITÓRIA	ES	22.200	4.600	12	YES	YES	NO		

67	SALES BRANCH				AV. ACRÍSIO MOTA, 350				
RIO DE JANEIRO	RJ	18.500	5.500	20	YES	NO	NO		

68	PRODUCT WAREHOUSING				AV. SENADOR FEIJÓ, 486/492				
SANTOS	SP	1.100	1.600	21	YES	NO	NO		

69	SALES BRANCH				ESTR. GER.- FORQUILHAS, 4138				
SÃO JOSÉ	SC	112.900	4.500	21	YES	NO	NO		

70	SALES BRANCH				RUA 500				
CONTAGEM	MG	11.600	2.200	6	YES	YES	NO		

71	ADMINISTRATION				AV. ESCOLA POLITÉCNICA, 760				
SÃO PAULO	SP	21.400	5.000	12	YES	NO	NO		

01.01 – IDENTIFICATION

1 – CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1-Item	2-Type of Property				3-Address				
4. City	5. ST-	6. Total Area (thousand m2)-	7- Built Area (thousand m2)	8-Age (Years)	9-Insurance	10-Mortgage	11. Rented from Third Parties-	12-Agreement Date	13. Rent Termination-
14-Remark									

72	ANIMAL FEED MILL					AV JULIO BORELLA, 2236				
MARAU		RS	90.500	3.800	3	YES	YES	NO		
73	ADMINISTRATION					RUA DUQUE DE CAXIAS, 3				
MARAU		RS	2.500	1.500	14	YES	YES	NO		
74	ADMINISTRATION					RUA SAUL BRANDALISE, 39				
VIDEIRA		SC	2.000	5.100	26	YES	NO	NO		
75	ADMINISTRATION					RUA OTAVIO ROCHA, 859				
SERAFINA CORREA		RS	1.300	1.600	21	YES	NO	NO		
76	REFORESTING AND FARM CISP					ESTR. MUNICIPAL CATANDUVAS/ P. LISA, KM 4				
CATANDUVAS		SC	9,309.200	83.400	5	YES	NO	NO		
77	OIL EXTRACTION					RODOVIA SC – 453, KM 50				
VIDEIRA		SC	111.100	36.900	21	YES	YES	NO		
78	OIL EXTRACTION					AV. JULIO BORELLA, 2236				
MARAU		RS	74.600	17.000	21	YES	YES	NO		
79	CEREAL WAREHOUSING AND SILO					AVENIDA B S/N.				
VIDEIRA		SC	17.700	2.100	18	YES	YES	NO		
80	CEREAL PURCHASING					RUA DISTRITO FEDERAL, 3535				
GUARAPUAVA		PR	24.800	1.600	16	YES	YES	NO		
81	SALES BRANCH					AV. NOSSA SENHORA DE FATIMA, 1262				
CUBATÃO		SP	14.533	3.445	3	YES	NO	NO		
82	SALES BRANCH					BR 324, KM 5				
SALVADOR		BA	25.900	3.429	3	YES	YES	NO		
83	SALES BRANCH					BR 116, KM 4				
FORTALEZA		CE	13.818	1.710	3	YES	NO	NO		
84	CEREAL PURCHASING					RUA SANTA CATARINA, 2925				
MEDIANEIRA		PR	10.000	5.200	18	YES	NO	NO		
85	Cold Storage Processing					ROD RS 324, KM 76,2				
MARAU		RS	19.200	11.400	3	YES	YES	NO		
86	CEREAL PURCHASING					NICOLAU VERGUEIRO, KM 2				
MARAU		RS	30.000	0.500	10	YES	YES	NO		

01.01 – IDENTIFICATION

1 - CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1-Item	2-Type of Property	3-Address	4. City	5. ST-	6. Total Area (thousand m2)-	7- Built Area (thousand m2)	8-Age (Years)	9-Insurance	10- Mortgage	11. Rented from Third Parties-	12-Agreement Date	13. Rent Termination-	14-Remark
87	CALIFÓRNIA FARM	ROD. SP – 225, KM 115	BROTAS	SP	2,905.100	15.400	18	YES	NO	NO			
88	HATCHERY	AVENIDA 3, S/N	RIO CLARO	SP	33.500	1.400	18	YES	NO	NO			
89	RIO VERDE FARM II	ROD BR 0601 KM 397	RIO VERDE	GO	12,389.200	0.000	1	YES	YES	NO			
90	POULTRY AND PORK COLD STORAGE PROCESSING	ROD BR 060 KM 394	RIO VERDE	GO	2,000.000	0.000	1	YES	YES	NO			
91	CARAMBEÍ COLD STORAGE	AV DOS PIONEIROS, 2510	CARAMBEÍ	PR	59.400	34.500	0	YES	NO	NO			
92	ARAUCÁRIA FARM AND HATCHERY	ESTRADA TRONCO SÃO JOÃO S/N, KM 10	CARAMBEÍ	PR	4,670.000	27.000	0	YES	NO	NO			
93	CATANDUVAS TURKEY HATCHERY	ESTRADA CARAMBEI CATANDUVAS S/N KM4	CARAMBEÍ	PR	48.000	1.221	0	YES	NO	NO			
94	SANTO ANDRE TURKEY FARM	ESTRADA CARAMBEÍ – IBAGI S/N KM30	CARAMBEÍ	PR	5,009.100	13.953	0	YES	NO	NO			
95	PIRAI DO SUL FARM	LOCALIDADE DE RESSACA, S/N	PIRAI DO SUL	PR	374.600	8.500	0	YES	NO	NO			
96	SALES BRANCH	AV GETULIO VARGAS, 5705	PORTO ALEGRE	RS	11.600	2.400	0	YES	NO	NO			
97	OTHERS	VARIOUS	VARIOUS	VARIOUS	784.759	17.000	0	NO	NO	NO			

01.01 – IDENTIFICATION

1 - CVM Code	2 – Company Name	3 – Company Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

14.01 Outlook and/or Results

Related to the Company estimations for 2.001, the performance was as follows:

	Estimate	Effective
Gross Sales Growth	Around 18%	35%
Exports Growth	Around 30%	102%
Meats Growth (in volumes)	10%	16%

The performance above estimations took place because of the increase in exports, due to the sanitary problems that happened in Europe. Besides these, the Company investments were favorable to add value in the products mix.

The results achieved in 2001 and the investment effort that Perdigão has made in the last years have presented favorable perspectives in the short, medium and long-term, to which should be added the performance of the Brazilian economy and the international meat market.

Thus, the Company has outlined its goals for 2002:

- Approximately 10% growth in meat volumes and 18% in sales;
- Possibility of 15% expansion in exports (volumes);
- Investments of R$ 160 million.

Goals in the medium-term include:

- 10% growth per year in the meat segment until 2003;
- Concentration on high value-added food products;
- International competitiveness;
- Expansion to new markets and segments;
- Constantly add value for investors;
- Continue as a Model of Social Responsibility.

MAY 8, 2002 MANAGEMENT REPORT – PERSPECTIVES – PERDIGÃO ESTIMATES INVESTMENTS OF R$ 160 MILLIONS IN 2002

DECEMBER 12, 2001 – RELEASE – PERDIGÃO CREATES 1,000 ADDITIONAL JOBS, AND INVESTS R$ 130 MILLIONS IN 2002

Perdigão will create 1,000 new jobs throughout 2002. Although the Company continuously develops technological improvements, it also maintains a policy of increasing the number of work positions, and constantly improving its work force, which currently exceeds 21,000 employees.

The company expects to invest R$130 million next fiscal year, a 10% expansion compared to 2001. These funds will be directed at expanding, modernizing and increasing productivity of all company facilities located in Brazil's southern states (Rio Grande do Sul, Santa Catarina, and Paraná), and in the state of Goiás.

Year-end revenue is estimated at more than R$2.7 billion, a 38% increase compared to 2000. According to Nildemar Secches, chief executive officer of Perdigão, 2002 projections indicate a 10% growth in volume, and nearly 18% growth in value.

Secches explained that the company based next year's economic planning on an assumption that anticipates GDP to grow by 3%, and annual inflation to reach approximately 5%. Secches further believes that the U.S. dollar will fluctuate throughout next year, but that it will close the year with a moderate gain, relative to the change seen throughout 2001.

Following a highly favorable period for exports, a more stable scenario is expected to characterize 2002 in comparison to this year's accelerated growth. This scenario takes into consideration indications of a worldwide recession and the end of sanitation-related issues that have struck Europe recently. Over this fiscal year, exports should exceed R$1 billion, or 37% of the company's gross revenues. For 2002, it is estimated that international sales will grow by 20% in value.

With respect to primary raw materials, Perdigão's chief executive officer believes that next year will see a significant increase in the cost of corn due to higher foreign exchange rate, and a smaller harvest compared to this year's crop. Although soybean costs are likewise expected to rise, such increase will be lower compared with that expected for corn.

Perdigão will continue an aggressive roll-out campaign in 2002, allowing the company to highlight its key position among Brazilian food producers. Some 42 product launches are scheduled for next year, which will consolidate the company's mix of 400 products offered in the domestic market. Continuing to base its product line on superior quality and diversification in order to meet the demands of the modern consumer, preference for Perdigão products is reflected in its continuing market share growth. According to cumulative year-to-date data from the AC Nielsen Institute, the company had a 24.2% share in the specialty meats segment, 31.1% in frozen meats, and 31.8% share in the frozen ready-to-eat pasta dishes.

INTERNATIONAL COMPETITIVENESS

Recently, Perdigão took two major steps to accelerate its internationalization process. The first was the creation of the *Perdix* brand for export products to greater strengthen the company's presence in the international market.

Initially, the brand will be used to penetrate new markets for the sale of processed food products. The name was chosen after surveys indicated that it is easily identified with the company's image, since it reinforces some of Perdigão's positive attributes such as strength and success.

The other key measure directed at globalization was the creation of Perdigão Italy, with the objective of not only increasing penetration in the Italian market, but also exploring untapped regions such as Greece, and countries that made up the former Yugoslavia.

Perdigão Italy will be linked to the foreign sales division, and will have a marketing, logistics and sales office in Bologna. The company will outsource warehousing in the Port of Genoa to store its products. The company's Italian operation targets the poultry market, which it intends to initially supply with raw materials for processing plants, as well as in the food service area. In the mid-term, the company wishes to introduce its line of processed products, of higher added value, which will arrive at retail outlets packaged with the *Perdix* seal. The company also intends to develop products for third party brands.

14.02 Additional Information, but not Obligation

On March, 2001 Perdigão acquired the remaining 49 percent of the equity of Frigorífico Batávia S.A., the payment of R$ 23.8 millions will be in two parcels, on April and October, 2001. After these, Frigorífico Batávia S.A. was incorporated to Perdigão Agroindustrial S.A. These plant increased its capacity of turkey slaughter and there were installed a modern new inventory chamber.

On April 25, 2001, Perdigão S.A. and Sadia S.A. established a partnership to enhance markets in poultry, pork and foodstuffs in general in Russia, Lithonia, Lithuania, Estonia, Belo-Russia, Ukraine, Georgia, Azerbaijan, Turkmenistan, Uzbekistan, Kyrghyzstan, Tajikistan, Kazakhstan, Moldova, Afghanistan, South Africa, Egypt, Angola and other African countries, Cuba, the Dominican Republic, Iran, Jordan and Iraq, in order to create operational synergy.

14.03 Other Information Consider Important a better Comprehension of the Company

RELEVANT FACT – March 16, 2001

São Paulo, Brazil, Mar. 16, 2001 - Perdigão S.A. (NYSE: PDA), today announced that its wholly-owned subsidiary, Perdigão Agroindustrial S.A., has acquired the remaining 49 percent of the equity of Frigorífico Batávia S.A., a company that was formerly controlled by Parmalat, Cooperativa Central de Laticínios do Paraná Ltda, and Cooperativa Central Agromilk. Perdigão acquired 51 percent of Frigorífico Batávia in April 2000.

Chief Financial Officer Wang Wei Chang said Perdigão is taking measures to incorporate Frigorífico Batávia S.A. into Perdigão in order to maximize operating and administrative resources.

Frigorífico Batávia produces a variety of popular food products, including frozen pasta, breaded poultry, turkey, and processed items such as frankfurters, sausages, bologna, ham and salami.

RELEVANT FACT – April 25, 2001

In accordance with Instruction 31/84 of the Brazilian Securities and Exchange Commission (CVM), Perdigão S.A. and Sadia S.A. communicate that they are performing a joint feasibility study regarding establishment of a partnership that would enhance markets in poultry, pork and foodstuffs in general, in Russia, Lithonia, Lithuania, Estonia, Belo-Russia, Ukraine, Georgia, Azerbaijan, Turkmenistan, Uzbekistan, Kyrghyzstan, Tajikistan, Kazakhstan, Moldova, Afghanistan, South Africa, Egypt, Angola and other African countries, Cuba, the Dominican Republic, Iran, Jordan and Iraq, without affecting other agreements that may be defined by Sadia and Perdigão.

The strategic objective of this partnership is to create operational synergy in the above-mentioned markets, while unifying and increasing Perdigão and Sadia's already strongly consolidated positions, enabling formation of a company with the size and presence to compete with the largest global foodstuffs companies acting in the mentioned countries.

Upon conclusion of the entrepreneurship feasibility studies, Perdigão and Sadia management will decide upon effective implementation, which will result in the creation of a company with headquarters abroad, in a location to be defined, with activities directed solely towards external markets, and completely independent from Perdigão and Sadia. In addition, it may create branches and place representatives in the principal countries in which it will act.

Perdigão and Sadia will keep their shareholders and investors informed of the next steps and implementation of measures aimed at forming the joint enterprise .

RELEASE – November 05, 2001 – PERDIGÃO INFORMS

Perdigão announced that a fire on Sunday, Nov. 4, destroyed one of its hatcheries in Marau, Rio Grande do Sul state.

Volunteer fire fighters and a military brigade battled the Marau blaze without injury.

Additionally, the Company reported that insurance may cover replacement of the building, goods, equipment and inventory consumed by the fire.

The Company's production capacity is of more than 9 million eggs per week. The damaged unit accounted for approximately 10% of this production.

Third-party suppliers, traditional traders of this market, will attend one-day chicks needs that may occur and not able to be supplied by other hatcheries of the Company.

During reconstruction and building of the hatchery, egg production in the region will be redirected to hatcheries with idle production (Rio Verde, Goiás state) and reserve production capacity (Videira, Santa Catarina state). Besides that, third parties hatcheries will be rented in Santa Catarina and Rio Grande do Sul states. Rio Verde's hatchery may receive additional equipment immediately, increasing its capacity.

Perdigão informs that all technology and equipment involved in the fire are produced within Brazil, allowing early replacement and restoration of full production in about four months.

Perdigão does not expect to suffer loss of any foreign or domestic markets as a result of the fire.

RELEASE – December 12, 2001 - PERDIGÃO CREATES 1,000 ADDITIONAL JOBS, AND INVESTS R$ 130 MILLIONS IN 2002

Perdigão will create 1,000 new jobs throughout 2002. Although the Company continuously develops technological improvements, it also maintains a policy of increasing the number of work positions, and constantly improving its work force, which currently exceeds 21,000 employees.

The company expects to invest R$130 million next fiscal year, a 10% expansion compared to 2001. These funds will be directed at expanding, modernizing and increasing productivity of all company facilities located in Brazil's southern states (Rio Grande do Sul, Santa Catarina, and Paraná), and in the state of Goiás.

Year-end revenue is estimated at more than R$2.7 billion, a 38% increase compared to 2000. According to Nildemar Secches, chief executive officer of Perdigão, 2002 projections indicate a 10% growth in volume, and nearly 18% growth in value.

Secches explained that the company based next year's economic planning on an assumption that anticipates GDP to grow by 3%, and annual inflation to reach approximately 5%. Secches further believes that the U.S. dollar will fluctuate throughout next year, but that it will close the year with a moderate gain, relative to the change seen throughout 2001.

Following a highly favorable period for exports, a more stable scenario is expected to characterize 2002 in comparison to this year's accelerated growth. This scenario takes into consideration indications of a worldwide recession and the end of sanitation-related issues that have struck Europe recently. Over this fiscal year, exports should exceed R$1 billion, or 37% of the company's gross revenues. For 2002, it is estimated that international sales will grow by 20% in value.

With respect to primary raw materials, Perdigão's chief executive officer believes that next year will see a significant increase in the cost of corn due to higher foreign exchange rate, and a smaller harvest compared to this year's crop. Although soybean costs are likewise expected to rise, such increase will be lower compared with that expected for corn.

Perdigão will continue an aggressive roll-out campaign in 2002, allowing the company to highlight its key position among Brazilian food producers. Some 42 product launches are scheduled for next year, which will consolidate the company's mix of 400 products offered in the domestic market. Continuing to base its product line on superior quality and diversification in order to meet the demands of the modern consumer, preference for Perdigão products is reflected in its continuing market share growth. According to cumulative year-to-date data from the AC Nielsen Institute, the company had a 24.2% share in the specialty meats segment, 31.1% in frozen meats, and 31.8% share in the frozen ready-to-eat pasta dishes.

INTERNATIONAL COMPETITIVENESS

Recently, Perdigão took two major steps to accelerate its internationalization process. The first was the creation of the *Perdix* brand for export products to greater strengthen the company's presence in the international market.

Initially, the brand will be used to penetrate new markets for the sale of processed food products. The name was chosen after surveys indicated that it is easily identified with the company's image, since it reinforces some of Perdigão's positive attributes such as strength and success.

The other key measure directed at globalization was the creation of Perdigão Italy, with the objective of not only increasing penetration in the Italian market, but also exploring untapped regions such as Greece, and countries that made up the former Yugoslavia.

Perdigão Italy will be linked to the foreign sales division, and will have a marketing, logistics and sales office in Bologna. The company will outsource warehousing in the Port of Genoa to store its products. The company's Italian operation targets the poultry market, which it intends to initially supply with raw materials for processing plants, as well as in the food service area. In the mid-term, the company wishes to introduce its line of processed products, of higher added value, which will arrive at retail outlets packaged with the *Perdix* seal. The company also intends to develop products for third party brands.

RELEASE – April 02, 2002 – PERDIGÃO SELLS MOCOCA AGROINDUSTRIAL COMPLEX IN SÃO PAULO

Perdigão S.A. today announced that it sold the Mococa agro-industrial complex in the state of São Paulo to local entrepreneurs for R$6 million. This transaction is part of the Company's program to dispose of non-operating assets and to concentrate investments in regions in which it has a strong presence. The Mococa complex includes a non-operational meat-packing plant with slaughtering capacity of 20,000 poultry/day; an idle hatchery, with capacity to raise up to 1.4 million chicks/month; and an idle feed plant capable of producing 3.2 tons/month.

Entrepreneurs Valter Netto and Flávio Netto, who operate in the regional live chicken market, purchased the plant in order to expand investments in poultry processing. A partnership contract was signed between the buyers and Perdigão to supply one-day old chicks to Perdigão's productive units in the southern region, and to supply the broiler parent farms in Brotas (São Paulo state) and Arceburgo (Minas Gerais state), where the Chester(R) genetics project is located.

SHAREHOLDERS' COMPOSITION

a) Shareholders' composition with more than 5% of voting capital on March 31, 2002:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil(*)	2,865,317	18.52	3,972,428	13.61
Fun. Telebrás Seg. Social – Sistel (*)	2,766,917	17.88	144,889	0.50
Petros – Fund. Petrobrás Seg. Soc. (*)	2,255,562	14.58	1,905,261	6.53
Fapes (Fund. Assist. Prev. Social)-BNDES (*)	1,888,101	12.20	2,363,061	8.10
Weg S.A.	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS(*)	1,579,469	10.21	-	-
Bradesco Vida e Previdência S.A.	1,156,411	7.47	598,700	2.05
Valia – Fund. Vale do Rio Doce(*)	303,609	1.96	1,544,786	5.29
Telos – Fund. Embratel de Seg. Social(*)	165,537	1.07	510,120	1.75
Previ-Banerj (*)	514,805	3.33	151,060	0.52
Sub-total	15,062,590	97.35	12,958,477	44.41
Others	409,367	2.65	16,221,950	55.59
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are part to a Shareholders' Agreement.

a.1.) Holders of more than 5% of voting capital till the person level:

Weg S.A.

	Common shares	**%**	**Preferred shares**	**%**
Weg Participações e Serviços S.A.	279,121,269	96.92	23,889,092	7.24
Others	8,878,731	3.08	306,066,108	92.76
Total	288,000,000	100.00	329,955,200	100.00

Weg Participações e Serviços S.A.

	Common shares	%	**Preferred shares**	%
Miriam Voigt Schwartz	9,510,266	10.96	-	-
Valsi Voigt	9,510,266	10.96	-	-
Cladis Voigt	9,510,266	10.96	-	-
Diether Werninghaus	7,180,500	8.28	-	-
Martin Werninghaus	7,180,500	8.28	-	-
Heidi Behnke	7,180,500	8.28	-	-
Tania Marisa da Silva	5,706,885	6.58	-	-
Décio da Silva	5,706,885	6.58	-	-
Solange da Silva Janssen	5,706,885	6.58	-	-
Kátia da Silva Bartsch	5,706,885	6.58	-	-
Márcia da Silva Petry	5,706,885	6.58	-	-

Others	8,152,833	9.38	-	-
Total	86,759,556	100.00	-	-

I. Bradesco Vida e Previdência S.A.

	Common shares	%	**Preferred shares**	%
Bradesco Seguros S.A.	791,364,352	99.99	-	-
Others	13	0.00	-	-
Total	791,364,365	100.00	-	-

Bradesco Seguros S.A.

	Common shares	%	**Preferred shares**	%
Banco Bradesco S.A.	625,315	99.66	-	-
Others	2,133	0.34	-	-
Total	627,448	100.00	-	-

Banco Bradesco S.A.

	Common shares	%	**Preferred shares**	%
Cidade de Deus Cia. De Participações	351,201,893,341	47.89	2,343,777,578	0.33
Fundação Bradesco	116,821,027,694	15.93	20,122,948,103	2.83
Others	265,296,269,350	36.18	689,650,285,771	96.84
Total	733,319,190,385	100.00	712,117,011,452	100.00

Cidade de Deus Cia. De Participações

	Common shares	%	**Preferred shares**	%
Nova Cidade de Deus Participações S.A.	1,821,432,364	42.61	-	-
Fundação Bradesco	1,379,578,105	32.28	-	-
Lia Maria Aguiar	401,449,206	9.39	-	-
Lina Maria Aguiar	401,449,206	9.39	-	-
Others	270,443,619	6.33	-	-
Total	4,274,352,500	100.00	-	-

Nova Cidade de Deus Participações S.A.

	Common shares	%	**Preferred shares**	%
Fundação Bradesco	66,773,256	46.30	152,813,955	98.35
Elo Participações S.A.	77,440,328	53.70	-	-
Caixa Beneficente dos Func. do Bradesco	-	-	2,566,676	1.65
Total	144,213,584	100.00	155,380,631	100.00

Elo Participações S.A.

	Common shares	%	**Preferred shares**	%
Nova Cidade de Deus Participações S.A.	10,490,233	18.75	2,613,791	8.01
Members of Bradesco Board of Directors	10,110,300	18.07	-	-